Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Advantage Announces 3rd Quarter Results, Conference Call & Webcast on
    November 13, 2007

    CALGARY, Nov. 12 /CNW/ - Advantage Energy Income Fund (TSX: AVN.UN)
("Advantage" or the "Fund") is pleased to announce its unaudited operating and financial results for the third quarter ended September 30, 2007.
    A conference call will be held on Tuesday, November 13, 2007 at 9:00 a.m.
MST (11:00 a.m. EST). The conference call can be accessed toll-free at
1-866-334-4934. A replay of the call will be available from approximately 2:00
p.m. EST on November 13, 2007 until approximately midnight, November 28, 2007 and can be accessed by dialing toll free 1-866-245-6755. The passcode required for playback is 271037. A live web cast of the conference call will be accessible via the Internet on Advantage's website at www.advantageincome.com.

    <<
    Financial and Operating Highlights

                              Three        Three        Nine         Nine
                              months       months       months       months
                              ended        ended        ended        ended
                            September    September    September    September
                             30, 2007     30, 2006     30, 2007     30, 2006
    -------------------------------------------------------------------------
    Financial ($000)
    Revenue before
     royalties(1)           $ 130,830    $ 124,521    $ 391,407    $ 292,188
      per Trust Unit(2)     $    1.09    $    1.26    $    3.43    $    3.97
      per boe               $   48.46    $   45.57    $   50.32    $   48.75
    Funds from operations   $  62,345    $  63,110    $ 190,624    $ 152,021
      per Trust Unit(3)     $    0.51    $    0.63    $    1.64    $    2.04
      per boe               $   23.10    $   23.10    $   24.52    $   25.37
    Net income (loss)       $ (26,202)   $   1,209    $ (21,330)   $  41,078
      per Trust Unit(2)     $   (0.22)   $    0.01    $   (0.19)   $    0.56
    Distributions declared  $  55,017    $  60,498    $ 157,319    $ 158,455
      per Trust Unit(3)     $    0.45    $    0.60    $    1.35    $    2.10
    Expenditures on
     property and equipment $  32,418    $  49,607    $ 107,792    $  98,378
    Working capital
     deficit(4)             $  24,666    $  33,340    $  24,666    $  33,340
    Bank indebtedness       $ 521,144    $ 372,514    $ 521,144    $ 372,514
    Convertible debentures
     (face value)           $ 281,273    $ 180,730    $ 281,273    $ 180,730
    Operating
    Daily Production
      Natural gas (mcf/d)     115,991      122,227      113,104       86,303
      Crude oil and NGLs
       (bbls/d)                10,014        9,330        9,641        7,571
      Total boe/d (at)
       6:1                     29,346       29,701       28,492       21,955
    Average prices
    (including hedging)
      Natural gas ($/mcf)   $    6.35    $    5.90    $    7.30    $    6.68
      Crude oil and NGLs
       ($/bbl)              $   68.51    $   67.77    $   63.11    $   65.24
    Supplemental (000)
    Trust Units outstanding
     at end of period         133,847      104,055      133,847      104,055
    Trust Units issuable
      Convertible
       Debentures              12,069        8,334       12,069        8,334
      Trust Units Rights
       Incentive Plan             150          188          150          188
    Trust Units outstanding
     and issuable at end of
     period                   146,066      112,577      146,066      112,577
    Basic weighted average
     Trust Units              120,080       98,781      114,132       73,544

    (1) includes realized hedging gains and losses
    (2) based on basic weighted average Trust Units outstanding
    (3) based on Trust Units outstanding at each distribution record date
    (4) working capital deficit excludes derivative assets and liabilities

                           MESSAGE TO UNITHOLDERS

    Highlights for the third quarter 2007 include:

    -   On September 5, 2007, the acquisition of Sound Energy Trust successfully closed. Results of operations from Sound have been included with Advantage's results from September 5, 2007. This highly accretive and synergistic transaction provides stable production, a large suite of under-capitalized assets and more oil opportunities.
        Our drilling inventory has increased to well over five years (750 locations) and tax pools increased to $1.6 billion.

    -   Production volumes were on track with expectations for the third quarter of 2007. Volumes increased 8% to 29,346 boe/d compared to the second quarter of 2007 mainly due to the inclusion of 26 days of
        Sound Energy Trust volumes in the third quarter. New wells were also tied-in during the latter part of the quarter that resulted from our highly successful drilling program which had a 100% success rate in the third quarter. Negative impacts on production in the third quarter resulted from significant third party facility maintenance outages and wet weather during the early part of the quarter which delayed the tie-in and drilling of new oil and gas wells. In addition, approximately 400 boe/d of natural gas production was temporarily curtailed at Glacier due to third party facility constraints. This production is anticipated to return in the latter part of the fourth quarter.

    -   Natural gas production for the third quarter of 2007 increased 6% to
        116.0 mmcf/d compared to 109.0 mmcf/d reported in the second quarter of 2007. Crude oil and natural gas liquids production increased 12%
        to 10,014 bbls/d compared to 8,952 bbls/d in the second quarter of
        2007.

    -   Distributions declared as a percent of funds from operations increased slightly to 88% for the third quarter compared to 83% for the second quarter of 2007 despite a 25% decrease in natural gas prices. Reduced natural gas prices from the previous quarter were partially offset by hedging gains and the inclusion of 26 days of accretive cash flow from the Sound properties in the third quarter.
        Distributions declared as a percent of funds from operations is 83%
        for the nine months ended September 30, 2007, which is on-track with expectations.

    -   The Fund declared three distributions during the quarter totaling
        $0.45 per Trust Unit. Since inception, the Fund has distributed
        $821.9 million or $15.84 per Trust Unit.

    -   Funds from operations for the third quarter of 2007 was $62.3 million or $0.51 per Trust Unit compared to $62.6 million or $0.54 per Trust
        Unit for the second quarter of 2007. The lower funds from operations per unit is due to the issuance of additional Trust Units related to the Sound acquisition with only 26 days of realized revenue in the quarter and weaker natural gas prices.

    -   Capital spending during Q3 2007 was a net $32.4 million. During the quarter a total of 18.3 net (31 gross) wells were drilled at a 100%
        success rate.

    -   Per unit operating costs in Q3 2007 have increased by 4% to
        $11.40/boe when compared to Q2 2007. Q3 costs were higher due to the higher operating cost structure of the Sound assets acquired. Total operating costs have increased by 14% from Q2 2007 and 28% from Q3 of
        2006 which reflects higher industry costs as well as higher operating costs associated with the Sound assets.

    Alberta Royalty Program Changes

    -   On October 25, 2007, the Alberta Provincial Government announced changes to royalties for conventional oil, natural gas and oil sands that will become effective January 1, 2009. Preliminary indications are that the changes will have a negligible impact on Advantage since we have a significant number of lower rate wells within our long life properties that are producing in Alberta. As a result of our diverse asset base, we also have a significant Horseshoe Canyon coal bed methane drilling inventory that can be pursued which will also have a favorable royalty treatment due to lower rate per well
        characteristics of that play. Our exposure in Northeast British
        Columbia and Saskatchewan also affords us further flexibility with mitigating the royalty impact in our capital program.

    Hedging Position

    -   Advantage has layered in several hedges on both natural gas and oil which provides floor protection through summer 2007 and winter
        2007/2008 for natural gas.

    -   Given current weakness in natural gas prices, Advantage is well positioned through to March 2008. For the fourth quarter of 2007, the
        Fund currently has approximately 42% of our net natural gas production hedged at an average floor price of $8.09/mcf and an average ceiling of $9.42/mcf. For the first quarter of 2008,
        Advantage has 22% of our net natural gas production hedged at a floor price of $8.85/mcf and a ceiling of $10.19/mcf.

    -   Advantage has been opportunistic with respect to hedging and will continue to monitor the forward prices to protect cash flow. We anticipate hedging approximately 50% of our production in 2008.

    Looking Forward

    -   We are reiterating our guidance for a 2007 exit production rate of approximately 35,000 boe/d for 2007. On an annual basis, we expect to average approximately 30,000 boe/d for 2007.

    -   Operating costs are expected to be approximately $12.50 to $13.50 on a per boe basis for the fourth quarter of 2007 with the inclusion of the Sound assets. Sound's assets have higher operating costs but have a greater exposure to oil which provides improved netbacks given the current crude oil pricing environment. Advantage will continue to aggressively pursue optimization initiatives to reduce costs.
        Industry service and supply costs may subside in the future as significant reductions in drilling activity could lead to a more competitive market.

    -   Royalty rates are expected to remain in the 19% to 20% range for
        2007.

    -   We are directing approximately 80% of our capital spending toward more oil projects for the remainder of the 2007 year due to continued
        higher crude oil pricing. Total exploration and development capital for 2007 is expected to approximate $150 million. Advantage's highly attractive and large drilling inventory allows flexibility in our capital allocation and an ability to high grade our projects.

    -   Advantage has exceptional tax pool coverage which will help reduce the amount of tax leakage to Unitholders for several years after
        2011. Including the acquisition of Sound, the Fund has approximately
        $1.6 billion in tax pools which was one of the highest in the sector as a multiple of estimated annual cash flow.

    -   Advantage is well positioned for upside opportunities in this
        'buyer's market' with an estimated safe harbour of $2 billion.
    >>

    MANAGEMENT'S DISCUSSION & ANALYSIS

    The following Management's Discussion and Analysis ("MD&A"), dated as of
November 12, 2007, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Fund",
"us", "we" or "our") for the three and nine months ended September 30, 2007 and should be read in conjunction with the consolidated financial statements contained within this interim report and the audited financial statements and
MD&A for the year ended December 31, 2006. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at a conversion rate of six thousand cubic feet of natural gas being equal to one barrel of oil or liquids.

    Non-GAAP Measures

    The Fund discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations, funds from operations per Trust Unit and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance, leverage and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.
    Funds from operations, as presented, is based on cash provided by operating activities before expenditures on asset retirement and changes in non-cash working capital. Funds from operations per Trust Unit is based on the number of Trust Units outstanding at each distribution record date. Cash netbacks are dependent on the determination of funds from operations and include the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

    <<
                   Three months ended             Nine months ended
                       September 30                  September 30
                      2007      2006  % change      2007      2006  % change
    -------------------------------------------------------------------------
    Cash provided
     by operating
     activities   $ 65,314  $ 78,971     (17)%  $165,766  $163,592        1%
    Expenditures
     on asset
     retirement      1,128     1,065        6%     4,835     2,512       92%
    Changes in
     non-cash
     working
     capital        (4,097)  (16,926)    (76)%    20,023   (14,083)   (242)%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Funds from
     operations   $ 62,345  $ 63,110      (1)%  $190,624  $152,021       25%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Forward-Looking Information

    The information in this report contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan",
"continue", "estimate", "expect", "may", "will", "project", "predict",
"potential", "targeting", "intend", "could", "might", "should", "believe",
"would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; obtaining required approvals of regulatory authorities and other risk factors set forth in Advantage's Annual Information
Form which is available at www.advantageincome.com or www.sedar.com.
Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law,
Advantage undertakes no obligation to publicly update or revise any forward-looking statements.

    Acquisition of Sound Energy Trust

    On September 5, 2007, the previously announced acquisition of Sound
Energy Trust ("Sound") was completed. The financial and operational information for the three and nine months ended September 30, 2007 reflects operations from the Sound properties effective from the closing date,
September 5, 2007.
    The acquisition was accomplished through a Plan of Arrangement (the
"Arrangement") by the exchange of each Sound Trust Unit for 0.30 of an
Advantage Trust Unit or, at the election of the holder of Sound Trust Units,
$0.66 in cash and 0.2557 of an Advantage Trust Unit. In addition, all Sound
Exchangeable Shares were exchanged for Advantage Trust Units on the same ratio based on the conversion ratio in effect at the effective date of the
Arrangement. Advantage issued 16,977,184 Trust Units and paid $21.4 million cash consideration to acquire Sound. The transaction is accretive to
Advantage's Unitholders on a production, cash flow, reserves and net asset value basis and will significantly increase Advantage's tax pool position to a total of approximately $1.6 billion, and Safe Harbour expansion room is anticipated to be approximately $2.0 billion. Sound's higher oil weighting, synergy with many of Advantage's core properties and significant undeveloped land holdings of approximately 400,000 net undeveloped acres will further enhance the operating platform of Advantage. The combined trust has an estimated enterprise value of $2.3 billion.

    <<
    Overview

                   Three months ended             Nine months ended
                       September 30                  September 30
                      2007      2006  % change      2007      2006  % change
    -------------------------------------------------------------------------
    Cash provided
     by operating
     activities
     ($000)       $ 65,314  $ 78,971     (17)%  $165,766  $163,592        1%
    Funds from
     operations
     ($000)       $ 62,345  $ 63,110      (1)%  $190,624  $152,021       25%
      per Trust
       Unit(1)    $   0.51  $   0.63     (19)%  $   1.64  $   2.04     (20)%
    Net income
     (loss)
     ($000)       $(26,202) $  1,209  (2,267)%  $(21,330) $ 41,078    (152)%
      per Trust
       Unit
        - Basic   $  (0.22) $   0.01  (2,300)%  $  (0.19) $   0.56    (134)%
        - Diluted $  (0.22) $   0.01  (2,300)%  $  (0.19) $   0.56    (134)%

    (1) Based on Trust Units outstanding at each distribution record date.
    >>

    Cash provided by operating activities decreased 17%, funds from operations decreased 1%, and funds from operations per Trust Unit decreased
19% for the three months ended September 30, 2007, as compared to the same period of 2006. For the nine months ended September 30, 2007, cash provided by operating activities increased 1%, funds from operations increased 25%, and funds from operations per Trust Unit decreased 20%. Cash provided by operating activities and funds from operations for the quarter has been primarily negatively impacted by lower natural gas prices and higher operating costs.
However, cash provided by operating activities and funds from operations for the nine months has significantly benefited from the increased production, particularly due to the Ketch acquisition in the second quarter of 2006. Funds from operations per Trust Unit has been impacted during the periods due to lower funds from operations relative to a higher average number of Trust Units outstanding. The weighted average number of Trust Units has increased 22% and
55% for the three and nine months ended in 2007 compared to 2006, mainly due to the Sound acquisition in 2007, the Ketch acquisition, the Fund's Trust Unit financing in the first quarter of 2007 and the distribution reinvestment plan.
When compared to the second quarter of 2007, funds from operations was comparable as production increased 8%, mainly due to the acquisition of Sound, and was offset by decreased realized natural gas prices before hedging of 25%.
Reduced natural gas prices were partially mitigated by increased realized crude oil and NGL prices before hedging of 12% and an increase in realized hedging gains of $7.3 million.
    Net income decreased to a net loss for both the three and nine months ended September 30, 2007, compared to 2006. The lower net income has been primarily due to additional future income tax expense related to the new tax legislation concerning income trusts, higher operating costs, as well as amortization of the management contract internalization and higher depletion and depreciation expense. The primary factor that causes significant variability of Advantage's cash provided by operating activities, funds from operations, and net income is commodity prices. Refer to the section
"Commodity Prices and Marketing" for a more detailed discussion of commodity prices and our price risk management.

    <<
    Distributions

                   Three months ended             Nine months ended
                       September 30                  September 30
                      2007      2006  % change      2007      2006  % change
    -------------------------------------------------------------------------
    Distributions
     declared
     ($000)       $ 55,017  $ 60,498      (9)%  $157,319  $158,455      (1)%
      per Trust
       Unit(1)    $   0.45  $   0.60     (25)%  $   1.35  $   2.10     (36)%

     (1) Based on Trust Units outstanding at each distribution record date.
    >>

    Total distributions declared decreased 9% for the three months and 1% for the nine months ended September 30, 2007 when compared to the same periods in
2006. Total distributions declared are slightly lower as a result of the decrease in the distribution per Trust Unit in January 2007, being offset by the increased Trust Units outstanding from the continued growth and development of the Fund. Since natural gas prices had been very weak during the 2006/2007 winter season, we reduced the distribution level to more appropriately reflect the commodity price environment. Distributions per Trust
Unit were $0.45 for the three months and $1.35 for the nine months ended
September 30, 2007, representing a decrease of 25% and 36% from same periods in 2006. The monthly distribution is currently $0.15 per Trust Unit. To mitigate the persisting risk associated with lower natural gas prices and the resulting negative impact on distributions, the Fund implemented a hedging program in 2006 with 56% of natural gas hedged for April to October 2007. See
"Commodity Price Risk" section for a more detailed discussion of our price risk management.
    Distributions are determined by Management and the Board of Directors. We closely monitor our distribution policy considering forecasted cash flows, optimal debt levels, capital spending activity, taxability to Unitholders, working capital requirements, and other potential cash expenditures.
Distributions are announced monthly and are based on the cash available after retaining a portion to meet such spending requirements. The level of distributions are primarily determined by cash flows received from the production of oil and natural gas from existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with the Canadian resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, our distributions will decline over time in a manner consistent with declining production from typical oil and natural gas reserves.
Therefore, distributions are highly dependent upon our success in exploiting the current reserve base and acquiring additional reserves. Furthermore, monthly distributions we pay to Unitholders are highly dependent upon the prices received for such oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond our control. Declines in oil or natural gas prices will have an adverse effect upon our operations, financial condition, reserves and ultimately on our ability to pay distributions to Unitholders. The Fund attempts to mitigate the volatility in commodity prices through our hedging program. It is our long-term objective to provide stable and sustainable distributions to the Unitholders, while continuing to grow the Fund. However, given that funds from operations can vary significantly from month-to-month due to these factors, the Fund may utilize various financing alternatives as an interim measure to maintain stable distributions.

    <<
    Revenue
                   Three months ended             Nine months ended
                       September 30                  September 30
    ($000)            2007      2006  % change      2007      2006  % change
    -------------------------------------------------------------------------
    Natural gas
     excluding
     hedging      $ 60,022  $ 66,228      (9)%  $213,115  $157,239       36%
    Realized
     hedging
     gains           7,687       118    6,414%    12,171       118   10,214%
    -------------------------------------------------------------------------
    Natural gas
     including
     hedging      $ 67,709  $ 66,346        2%  $225,286  $157,357       43%
    -------------------------------------------------------------------------
    Crude oil
     and NGLs
     excluding
     hedging      $ 63,598  $ 58,175        9%  $164,908  $134,831       22%
    Realized
     hedging
     gains
     (losses)         (477)        -         -     1,213         -         -
    -------------------------------------------------------------------------
    Crude oil
     and NGLs
     including
     hedging      $ 63,121  $ 58,175        9%  $166,121  $134,831       23%
    -------------------------------------------------------------------------
    Total
     revenue      $130,830  $124,521        5%  $391,407  $292,188       34%
    -------------------------------------------------------------------------
    >>

    Natural gas revenues, excluding hedging, have decreased 9% for the three months and increased 36% for the nine months ended September 30, 2007, compared to 2006. The decrease in natural gas revenues, excluding hedging, for the three months is mainly due to a 5% decrease in natural gas production and realized natural gas prices from the same period in 2006. Conversely, the increase in natural gas revenues, excluding hedging, for the nine month period ended in 2007 is mainly due to increased production from the inclusion of a full nine months of production from the Ketch merger and a modest increase in the realized natural gas price of 3% compared to 2006. Crude oil and NGL revenues, excluding hedging, have increased by 9% for the three months and 22%
for the nine months ended September 30, 2007, compared to 2006. Crude oil and
NGL revenue increased due to additional production revenues from the Sound acquisition since September 5, 2007 and the inclusion of a full nine months of production from the Ketch merger. For the three and nine months ended
September 30, 2007, the Fund recognized natural gas and crude oil net hedging gains of $7.2 million and $13.4 million primarily due to effective hedging contracts in place that offset weaker commodity prices experienced during
2007, particularly natural gas prices.

    <<
    Production

                   Three months ended             Nine months ended
                       September 30                  September 30
                      2007      2006  % change      2007      2006  % change
    -------------------------------------------------------------------------
    Natural gas
     (mcf/d)       115,991   122,227      (5)%   113,104    86,303       31%
    Crude oil
     (bbls/d)        7,750     6,982       11%     7,308     5,978       22%
    NGLs (bbls/d)    2,264     2,348      (4)%     2,333     1,593       46%
    -------------------------------------------------------------------------
    Total (boe/d)   29,346    29,701      (1)%    28,492    21,955       30%
    -------------------------------------------------------------------------
    Natural gas (%)    66%       69%                 66%       66%
    Crude oil (%)      26%       24%                 26%       27%
    NGLs (%)            8%        7%                  8%        7%
    >>

    The Fund's total daily production averaged 29,346 boe/d for the three months and 28,492 boe/d for the nine months ended September 30, 2007, a decrease of 1% and an increase of 30%, respectively, compared with the same periods of 2006. Natural gas production decreased 5%, crude oil production increased 11%, and NGLs production decreased 4% for the third quarter of 2007.
For the nine months ended September 30, 2007, natural gas production increased
31%, crude oil production increased 22%, and NGLs production increased 46%.
Production for the quarter is similar to the prior year as natural production declines have been primarily offset by capital development activity and additional production from the Sound properties for the 26 days since closing the acquisition. The increase in production year to date for 2007 from 2006 has been primarily attributed to a full nine months of production from the
Ketch acquisition in 2007, which closed June 23, 2006, and the Sound acquisition which contributed 26 days of production. Production for the third quarter increased 8% from the second quarter of 2007 due to the acquisition of
Sound. This was offset by a significant amount of 3rd party facility outages that were anticipated and wet weather during July that delayed tie-ins of oil and gas wells.
    Our successful first quarter 2007 drilling program at Martin Creek, followed by continued success at Sunset, Nevis, Willesden Green, as well as other areas in Southern Alberta and Saskatchewan, has helped offset natural declines. In addition, our flattening production platform, resulting from our continued focus on long life assets, is contributing to a stable operating foundation. For the remainder of the year, we are directing our drilling activity toward crude oil projects with an estimated exit rate of production of approximately 35,000 boe/d.

    <<
    Commodity Prices and Marketing

    Natural Gas

                   Three months ended            Nine months ended
                       September 30                  September 30
    ($/mcf)           2007      2006  % change      2007      2006  % change
    -------------------------------------------------------------------------
    Realized natural
     gas prices
      Excluding
       hedging     $ 5.62     $ 5.89      (5)%    $ 6.90    $ 6.67        3%
      Including
       hedging     $ 6.35     $ 5.90        8%    $ 7.30    $ 6.68        9%
    AECO monthly
     index         $ 5.62     $ 6.03      (7)%    $ 6.81    $ 7.19      (5)%
    >>

    Realized natural gas prices, excluding hedging, decreased 5% for the three months and increased 3% for the nine months ended September 30, 2007, as compared to 2006. The price of natural gas is primarily based on supply and demand fundamentals in the North American marketplace, however market speculation activity has increased price volatility. Natural gas prices have declined due to high storage injections, mild summer weather and lack of storm activity in the Gulf of Mexico. Inventory levels remain higher than the five year average, causing continued downward pressure on commodity prices which decreased significantly through the summer and have been continuing to decrease since the end of 2006. Although it appears that we can expect prolonged weak natural gas prices in the short-term, we continue to believe that the long-term pricing fundamentals for natural gas remain strong. These fundamentals include (i) the continued strength of crude oil prices, which has eliminated the economic advantage of fuel switching away from natural gas evidenced by the increase in proposed gas fired electrical generation facilities, (ii) significantly less natural gas drilling in Canada projected for 2007 and 2008, which will reduce productivity to offset declines, (iii)
the increasing focus on resource style natural gas wells, which have high initial declines and require a higher threshold economic price than conventional gas drilling and (iv) the demand for natural gas for the Canadian oil sands projects.

    <<
    Crude Oil and NGLs

                   Three months ended            Nine months ended
                       September 30                  September 30
    ($/bbl)           2007      2006  % change      2007      2006  % change
    -------------------------------------------------------------------------
    Realized crude
     oil prices
      Excluding
       hedging     $ 70.22   $ 69.77        1%   $ 64.60   $ 66.97      (4)%
      Including
       hedging     $ 69.55   $ 69.77         -   $ 65.21   $ 66.97      (3)%
    Realized NGLs
     prices
      Excluding
       hedging     $ 64.95   $ 61.84        5%   $ 56.55   $ 58.73      (4)%
    Realized crude
     oil and NGLs
     prices
      Excluding
       hedging     $ 69.03   $ 67.77        2%   $ 62.65   $ 65.24      (4)%
      Including
       hedging     $ 68.51   $ 67.77        1%   $ 63.11   $ 65.24      (3)%
    WTI ($US/bbl)  $ 75.33   $ 70.55        7%   $ 66.22   $ 68.42      (3)%
    $US/$Canadian
     exchange rate $  0.96   $  0.89        8%   $  0.91   $  0.88        3%
    >>

    Realized crude oil and NGLs prices, excluding hedging, increased 2% for the three months and decreased 4% for the nine months ended September 30,
2007, as compared to the same periods of 2006. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI")
adjusted for quality, transportation costs and $US/$Canadian exchange rates.
For the three and nine months ended September 30, 2007, WTI increased 7% and decreased 3%, respectively, with significant increases experienced in the third quarter of 2007. Advantage's realized crude oil price has not changed to the same extent as WTI due to the change in foreign exchange rates and changes in Canadian crude oil differentials relative to WTI. The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced over the last several years whereby
WTI has reached historic high levels. Many developments have resulted in the current price levels, including significant continuing geopolitical issues and general market speculation. In fact, the impact of market fundamentals has diminished as geopolitical events and speculation has prevailed. As a result, prices have remained strong throughout 2007 and continue to increase. With the current high price levels, it is notable that demand has remained resilient.
Regardless whether the current price level is sustainable or just a short-term anomaly, we believe that the pricing fundamentals for crude oil remain strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel, (ii) ongoing civil unrest in Venezuela, Nigeria, and the Middle East, (iii) strong world wide demand, particularly in China, India and the United States and (iv) North
American refinery capacity constraints.

    Commodity Price Risk

    The Fund's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and, in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions, impact prices. Any movement in oil and natural gas prices could have an effect on the Fund's financial condition and therefore on the distributions to holders of Advantage Trust
Units. As current and future practice, Advantage has established a financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivatives. These commodity price risk management activities could expose Advantage to losses or gains. To the extent that
Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities.

    <<
    Currently, the Fund has the following derivatives in place:

    Description of
     Derivative           Term             Volume            Average Price
    -------------------------------------------------------------------------
    Natural gas
     - AECO
      Fixed price     April 2007 to
                       October 2007     9,478 mcf/d             Cdn$7.16/mcf
      Fixed price     April 2007 to
                       October 2007     9,478 mcf/d             Cdn$7.55/mcf
      Fixed price     November 2007 to
                       March 2008       7,109 mcf/d             Cdn$9.54/mcf
      Collar          March 2007 to
                       December 2007    9,478 mcf/d      Floor  Cdn$7.91/mcf
                                                       Ceiling  Cdn$9.50/mcf
      Collar          May 2007 to
                       December 2007    4,739 mcf/d      Floor  Cdn$7.91/mcf
                                                       Ceiling  Cdn$9.50/mcf
      Collar          November 2007 to
                       March 2008       9,478 mcf/d      Floor  Cdn$8.44/mcf
                                                       Ceiling  Cdn$10.29/mcf
      Collar          November 2007 to
                       March 2008       7,109 mcf/d      Floor  Cdn$8.70/mcf
                                                       Ceiling  Cdn$10.71/mcf

    Crude oil - WTI

      Collar          January 2007 to
                       December 2007     500 bbls/d      Floor  US$70.00/bbl
                                                       Ceiling  US$74.30/bbl
      Collar          March 2007 to
                       December 2007   1,000 bbls/d      Floor  US$57.00/bbl
                                                       Ceiling  US$70.00/bbl
      Collar          April 2007 to
                       December 2007     500 bbls/d      Floor  US$60.00/bbl
                                                       Ceiling  US$71.50/bbl
    >>

    As at September 30, 2007 the fair value of the derivatives outstanding was a net asset of approximately $11.3 million. For the nine months ended
September 30, 2007, $2.0 million was recognized in income as an unrealized derivative loss due to a decrease in the fair value from December 31, 2006 and
$13.4 million was recognized in income as a realized derivative gain, which partially alleviated lower revenue from reduced commodity prices, particularly natural gas. As a result of the Sound acquisition, the Fund assumed several of these derivatives which had an estimated net fair value on closing of
$2.8 million. The change in fair value of these derivatives since acquisition to the end of the period has been recognized in income as an unrealized derivative gain or loss. The valuation of the derivatives is the estimated fair value to settle the contracts as at September 30, 2007 and is based on pricing models, estimates, assumptions and market data available at that time.
The actual gain or loss realized on cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. The Fund does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of income and comprehensive income as an unrealized derivative gain or loss with a corresponding derivative asset or liability recorded on the balance sheet.
    In addition, the Fund has the following physical natural gas contracts in place that are not recognized on the balance sheet at fair value, but instead have gains and losses recognized in earnings as the contracts settle:

    <<
    Description
     of Physical
     Contract            Term                Volume         Average Price
    -------------------------------------------------------------------------
    Natural gas
     - AECO
      Collar   April 2007 to October 2007  4,739 mcf/d    Floor Cdn$7.12/mcf
                                                        Ceiling Cdn$8.67/mcf
      Collar   April 2007 to October 2007  4,739 mcf/d    Floor Cdn$6.86/mcf
                                                        Ceiling Cdn$9.13/mcf
      Collar   April 2007 to October 2007  9,478 mcf/d    Floor Cdn$7.39/mcf
                                                        Ceiling Cdn$9.63/mcf
      Collar   April 2007 to October 2007  9,478 mcf/d    Floor Cdn$6.33/mcf
                                                        Ceiling Cdn$7.20/mcf
    >>

    Although the Fund has several fixed price contracts expiring soon, we will be closely monitoring commodity markets and will pursue new opportunities to enter contracts that will mitigate commodity price changes for 2008.

    Currently, the Fund has fixed the commodity price on anticipated production as follows:

    <<
                                  Approximate
                                   Production
                                 Hedged, Net of
    Commodity                      Royalties    Minimum Price  Maximum Price
    -------------------------------------------------------------------------
    Natural gas - AECO
      April 2007 to October 2007       56%      Cdn$7.14/mcf   Cdn$8.18/mcf
      November 2007 to March 2008      27%      Cdn$8.71/mcf   Cdn$10.08/mcf
    Crude Oil - WTI
      April 2007 to October 2007       17%      US$64.05/bbl   US$85.58/bbl
      November 2007 to December 2007   19%      US$61.00/bbl   US$71.45/bbl

    Royalties

                   Three months ended             Nine months ended
                       September 30                  September 30
                      2007      2006  % change      2007      2006  % change
    -------------------------------------------------------------------------
    Royalties, net
     of Alberta
     Royalty
     Credit
     ($000)       $ 22,601  $ 22,945      (1)%  $ 71,515  $ 53,107       35%
       per boe    $   8.37  $   8.40         -  $   9.19  $   8.86        4%
    As a percentage
     of revenue,
     excluding
     hedging         18.3%     18.4%    (0.1)%     18.9%     18.2%      0.7%
    >>

    Advantage pays royalties to the owners of mineral rights from which we have leases. The Fund currently has mineral leases with provincial governments, individuals and other companies. Royalties for 2006 are shown net of the Alberta Royalty Credit, which was a royalty rebate provided by the
Alberta government to certain producers and was eliminated effective January
1, 2007. Royalties are comparable for the quarter and have increased for the nine months ended September 30, 2007 due to the increase in revenue from higher production. Royalties as a percentage of revenue, excluding hedging, have increased slightly from the 2006 period due to the inclusion of slightly higher royalty rate properties from the Ketch acquisition. We expect the royalty rate to remain comparable for the remainder of 2007.
    On October 25, 2007, the Alberta Provincial Government announced changes to royalties for conventional oil, natural gas and oil sands that will become effective January 1, 2009. Given the methodology used in the new royalty regime, the effect on cash flow will be affected by depths and productivity of wells and makes them price sensitive with higher royalty levels applying when commodity prices are higher. A review of the initial information released by the Alberta Provincial Government indicates that lower rate natural gas wells will see a benefit of lower royalties while conventional oil will be subject to an increase in royalties but is again less punitive at lower rates.
Commodity prices and individual well production rates are both key factors in the calculation. The majority of Advantage's production in Alberta comes from lower rate wells due to well established large, long life properties. In addition, we have a significant presence in British Columbia and Saskatchewan.
Therefore, early indications are that the impact may not be significant based on our current production and the current commodity price environment.
Advantage continues to analyze the impact of the decision and will take the new royalty regime into consideration in preparing future development projects. Project economics are evaluated taking into consideration all relevant factors including the new royalty regime given the commodity pricing environment anticipated. Those projects that maximize return to Advantage
Unitholders will continue to be selected for development.

    <<
    Operating Costs

                   Three months ended             Nine months ended
                       September 30                  September 30
                      2007      2006  % change      2007      2006  % change
    -------------------------------------------------------------------------
    Operating
     costs ($000) $ 30,790  $ 24,369       26%  $ 87,979  $ 55,108       60%
      per boe     $  11.40  $   8.92       28%  $  11.31  $   9.19       23%
    >>

    Total operating costs increased 26% for the three months and 60% for the nine months ended September 30, 2007 as compared to 2006, mainly due to increased production from the Ketch acquisition which was completed June 23,
2006. Total operating costs also increased slightly for the Sound acquisition with 26 days of costs included in the three and nine months ended
September 30, 2007. Operating costs per boe increased 28% for the three months and 23% for the nine months ended September 30, 2007, mainly due to lower production levels related to second quarter third party turnaround activity that extended into the third quarter, an extended spring break-up, and increased service and supply costs as the industry experienced overall cost increases. However, third quarter 2007 per unit operating costs increased by only 4% when compared to the three months ended June 30, 2007 with the inclusion of Sound and higher maintenance costs which are typical for the period. We will continue to be opportunistic and proactive in pursuing optimization initiatives that will improve our operating cost structure. The
Fund has been active in preserving the price of power costs by hedging 3.5 MW at $56.68/MWh for 2007 and 3.0 MW at $54.00/MWh for 2008, which represents a significant portion of our power usage. We anticipate additional savings in the newly acquired higher operating cost Sound properties combined with existing Advantage properties. We expect that operating costs per boe will be in the range of $12.50 to $13.50 for the fourth quarter of 2007 which will include the full impact of the Sound acquisition.

    <<
    General and Administrative

                   Three months ended             Nine months ended
                       September 30                  September 30
                      2007      2006  % change      2007      2006  % change
    -------------------------------------------------------------------------
    General and
     administrative
     expense
     ($000)       $  4,543  $  4,766      (5)%  $ 13,491  $  9,152       47%
      per boe     $   1.68  $   1.74      (3)%  $   1.73  $   1.53       13%
    >>

    General and administrative ("G&A") expense has decreased 5% for the three months and increased 47% for the nine months ended September 30, 2007, as compared to 2006. G&A per boe decreased 3% for the three months and increased
13% for the nine months when compared to the same periods of 2006. G&A expense for the nine months ended September 30, 2007 has increased overall and per boe primarily due to an increase in staff levels that have resulted from the
June 23, 2006 Ketch acquisition and growth of the Fund. Additionally, the
Ketch acquisition was conditional on Advantage internalizing the external management contract structure and eliminating all related fees for a more typical employee compensation arrangement. The new employee compensation plan has resulted in higher G&A expense that is offset by the elimination of future management fees and performance incentive. Prior to elimination of the management contract, the quarterly management fee and annual performance incentive were not included within G&A.

    Unit-Based Compensation

    Advantage's current employee compensation includes a Restricted Trust
Unit Plan (the "Plan"), as approved by the Unitholders on June 23, 2006, and
Trust Units issuable for the retention of certain employees of the Fund. The purpose of the long-term compensation plans is to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that result in lasting Unitholder return.
    The Plan authorizes the Board of Directors to grant Restricted Trust
Units ("RTUs") to directors, officers, or employees of the Fund. The number of
RTUs granted is based on the Fund's Trust Unit return for a calendar year and compared to a peer group approved by the Board of Directors. The Trust Unit return is calculated at the end of the year and is primarily based on the year-over-year change in the Trust Unit price plus distributions. The RTU grants vest one third immediately on grant date, with the remaining two thirds vesting evenly on the following two yearly anniversary dates. The holders of
RTUs may elect to receive cash upon vesting in lieu of the number of Trust
Units to be issued, subject to consent of the Fund. Compensation cost related to the Plan is based on the "fair value" of the RTUs at the grant date and is recognized as compensation expense over the service period. This valuation incorporates the period end Trust Unit price, the estimated number of RTUs to vest, and certain management estimates. The maximum fair value of RTUs granted in any one calendar year is limited to 175% of the base salaries of those individuals participating in the Plan for such period. No RTUs have been granted under the Plan at this time and accordingly, no compensation expense relating to the RTUs has been recognized in the interim financial statements.
Once the calendar year is completed and the final Trust Unit return is calculated for the return period RTUs may be granted and consequently, compensation expense may be recognized at that time. As the Fund did not meet the 2006 grant thresholds, there was no RTU grant made for the 2006 year.
    For the nine months ended September 30, 2007, the Fund has accrued unit-based compensation expense of $0.8 million and has capitalized $0.3 million related to Trust Units issuable for the retention of certain employees of the Fund.

    <<
    Management Fee, Performance Incentive, and Management Internalization

                        Three months ended          Nine months ended
                           September 30                September 30
                         2007      2006  % change    2007      2006 % change
    -------------------------------------------------------------------------
    Management fee
     ($000)           $      -  $      -      -   $      -  $    887  (100)%
      per boe         $      -  $      -      -   $      -  $   0.15  (100)%
    Performance
     incentive ($000) $      -  $      -      -   $      -  $  2,380  (100)%
    Management
     internalization
     ($000)           $  2,455  $  7,428   (67)%  $ 13,174  $  7,952     66%
    >>

    Prior to the Ketch merger, the Manager received both a management fee and a performance incentive fee as compensation pursuant to the Management
Agreement approved by the Board of Directors. As a condition of the merger with Ketch, the Fund and the Manager reached an agreement to internalize the management contract arrangement. As part of the agreement, Advantage agreed to purchase all of the outstanding shares of the Manager pursuant to the terms of the Arrangement, thereby eliminating the management fee and performance incentive effective April 1, 2006. The Trust Unit consideration issued in exchange for the outstanding shares of the Manager was placed in escrow for a
3-year period and is being deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services are provided. The management internalization is lower for the quarter since one third vested and was paid in June 2007 while two thirds remains outstanding.

    <<
    Interest
                       Three months ended           Nine months ended
                          September 30                September 30
                         2007      2006  % change    2007      2006  % change
    -------------------------------------------------------------------------
    Interest expense
     ($000)           $  6,242  $  5,711      9%  $ 16,434  $ 12,844     28%
    per boe           $   2.31  $   2.09     11%  $   2.11  $   2.14    (1)%
    Average effective
     interest rate        5.9%      5.2%    0.7%      5.6%      5.0%    0.6%
    Bank indebtedness
     at September 30
     ($000)                                       $521,144  $372,514     40%
    >>

    Interest expense has increased 9% for the three months and 28% for the nine months ended September 30, 2007, as compared to 2006. Interest expense per boe has increased 11% for the three months and decreased 1% for the nine months ended September 30, 2007. The increase in total interest expense is primarily attributable to a higher average debt level associated with the growth of the Fund, an increase in the average effective interest rates and increased bank indebtedness assumed on the Sound and Ketch acquisitions. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to Unitholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of only 5.6% for the nine months ended September 30, 2007. The
Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee.

    <<
    Interest and Accretion on Convertible Debentures

                       Three months ended          Nine months ended
                          September 30                September 30
                         2007      2006  % change    2007      2006 % change
    -------------------------------------------------------------------------
    Interest on
     convertible
     debentures
     ($000)           $  3,910  $  3,308     18%  $ 10,441  $  7,921     32%
      per boe         $   1.45  $   1.21     20%  $   1.34  $   1.32      2%
    Accretion on
     convertible
     debentures
     ($000)           $    644  $    604      7%  $  1,848  $  1,502     23%
      per boe         $   0.24  $   0.22      9%  $   0.24  $   0.25    (4)%
    Convertible
     debentures
     maturity
     value at
     September 30
     ($000)                                       $281,273  $180,730     56%
    >>

    Interest on convertible debentures has increased 18% for the three months and 32% for the nine months ended September 30, 2007, as compared to 2006.
Accretion on convertible debentures has increased 7% for the three months and
23% for the nine months ended September 30, 2007. The increases in total interest and accretion are due to Advantage assuming Sound's 8.75% and 8.00%
convertible debentures and Ketch's 6.50% convertible debentures in the 2006 merger. The increased interest and accretion from the additional debentures has been slightly offset due to the exchange of convertible debentures to
Trust Units during 2006 that pay distributions rather than interest. Interest and accretion per boe for the quarter is higher as our convertible debentures outstanding has slightly increased relative to our level of production.

    <<
    Cash Netbacks
                                               Three months ended
                                                   September 30
                                             2007                2006
                                         $000    per boe     $000    per boe
    -------------------------------------------------------------------------
    Revenue                           $123,620  $  45.79  $124,403  $  45.53
    Realized gain on derivatives         7,210      2.67       118      0.04
    Royalties, net of Alberta
     Royalty Credit                    (22,601)    (8.37)  (22,945)    (8.40)
    Operating costs                    (30,790)   (11.40)  (24,369)    (8.92)
    -------------------------------------------------------------------------
    Operating                         $ 77,439  $  28.69  $ 77,207  $  28.25

    General and administrative          (4,543)    (1.68)   (4,766)    (1.74)
    Management fee                           -         -         -         -
    Interest                            (6,242)    (2.31)   (5,711)    (2.09)
    Interest on convertible
     debentures                         (3,910)    (1.45)   (3,308)    (1.21)
    Income and capital taxes              (399)    (0.15)     (312)    (0.11)
    -------------------------------------------------------------------------
    Funds from operations             $ 62,345  $  23.10  $ 63,110  $  23.10
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                                                 Nine months ended
                                                   September 30
                                             2007                2006
                                         $000    per boe     $000    per boe
    -------------------------------------------------------------------------
    Revenue                           $378,023  $  48.60  $292,070  $  48.73
    Realized gain on derivatives        13,384      1.72       118      0.02
    Royalties, net of Alberta
     Royalty Credit                    (71,515)    (9.19)  (53,107)    (8.86)
    Operating costs                    (87,979)   (11.31)  (55,108)    (9.19)
    -------------------------------------------------------------------------
    Operating                         $231,913  $  29.82  $183,973  $  30.70

    General and administrative         (13,491)    (1.73)   (9,152)    (1.53)
    Management fee                           -         -      (887)    (0.15)
    Interest                           (16,434)    (2.11)  (12,844)    (2.14)
    Interest on convertible
     debentures                        (10,441)    (1.34)   (7,921)    (1.32)
    Income and capital taxes              (923)    (0.12)   (1,148)    (0.19)
    -------------------------------------------------------------------------
    Funds from operations             $190,624  $  24.52  $152,021  $  25.37
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Funds from operations of Advantage for the quarter ended September 30,
2007 decreased to $62.3 million from $63.1 million in the prior year. Funds from operations for the nine months ended September 30, 2007 increased to
$190.6 million from $152.0 million compared to 2006. The cash netback per boe for the three months ended September 30, 2007 remained comparable to the same quarter of 2006, but decreased 3% from $25.37 to $24.52 for the nine months ended September 30, 2007. The lower cash netback per boe for the nine months ended September 30, 2007 is primarily due to higher royalties and operating costs. Operating costs have steadily increased over the past year due to significantly higher field costs associated with supplies and services that has resulted from the high level of industry activity and an overall industry labour cost increase. Although we have experienced significant upward pressure on operating costs, it is notable that operating costs per boe for the quarter remained comparable to the second quarter of 2007. When compared to the second quarter of 2007, funds from operations was similar as production increased 8%, mainly due to the acquisition of Sound, and was offset by decreased realized natural gas prices before hedging of 25%. Reduced natural gas prices were partially mitigated by increased realized crude oil and NGL prices before hedging of 12% and an increase in realized hedging gains of $7.3 million.

    <<
    Depletion, Depreciation and Accretion

                       Three months ended           Nine months ended
                          September 30                September 30
                         2007      2006  % change    2007      2006  % change
    -------------------------------------------------------------------------

    Depletion,
     depreciation &
     accretion ($000) $ 68,743  $ 67,601      2%  $194,026  $130,788     48%
      per boe         $  25.46  $  24.74      3%  $  24.94  $  21.82     14%
    >>

    Depletion and depreciation of property and equipment is provided on the
"unit-of-production" method based on total proved reserves. The depletion, depreciation and accretion ("DD&A") provision has increased 2% for the three months and 48% for the nine months ended September 30, 2007. The nine months increase is due to the considerable increases of daily production volumes, mainly from the Ketch acquisition and the increase in the DD&A rate per boe compared to the prior year. The increased DD&A rate per boe was due to a higher valuation assigned for reserves from recent acquisitions than accumulated from prior acquisitions and development activities.

    Taxes

    Current taxes paid or payable for the quarter ended September 30, 2007 amounted to $0.4 million, which is comparable to the $0.3 million expensed for the same period of 2006. Current taxes primarily represent Saskatchewan resource surcharge, which is based on the petroleum and natural gas revenues within the province of Saskatchewan.
    Future income taxes arise from differences between the accounting and tax bases of the assets and liabilities. For the nine months ended September 30,
2007, the Fund recognized an income tax expense of $0.2 million compared to a reduction of $17.5 million for 2006. The impact of the Specified Investment
Flow-Through Entity ("SIFT") tax legislation is reflected in 2007 and resulted in future income tax expense of $13.8 million. The new tax law has altered the tax treatment of income trusts by subjecting income trusts to a two-tier tax structure, similar to that of corporations, whereby the taxable portion of distributions paid by trusts will be subject to tax at the trust level and at the Unitholder level. The rules are effective for tax years beginning in 2011 for existing publicly-traded trusts. As at September 30, 2007, we had a future income tax liability balance of $84.1 million, compared to $61.9 million at
December 31, 2006. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. It further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. As a result of the Sound acquisition, Advantage recorded a future tax liability of
$22.0 million.
    On October 30, 2007, the Federal government announced proposed corporate income tax rate reductions effective January 1, 2008 to be phased in over the next five years to 2012. These rate reductions will apply to the new tax on distributions of income trusts and other specified investment flow-through entities as of 2011 with a proposed rate reduction of 2% from the current 2011 tax rate and an additional 1.5% rate reduction in 2012. The Fund is currently assessing the impact of such proposed income tax rate reductions and will recognize a future income tax reduction once the proposed rate reductions are substantively enacted.

    Contractual Obligations and Commitments

    The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Fund's remaining contractual obligations and commitments. Advantage has no guarantees or off-
balance sheet arrangements other than as disclosed.

    <<
                                                                      2011 &
                                           Payments due by period      there-
    ($ millions)               Total    2007    2008    2009    2010   after
    -------------------------------------------------------------------------

    Building leases           $ 30.1  $  1.2  $  6.3  $  6.7  $  6.7  $  9.2
    Capital leases               8.7     0.7     1.9     2.0     2.2     1.9
    Pipeline/transportation      7.8     1.7     4.8     1.2     0.1       -
    Convertible debentures (1) 281.3     1.5     5.4   116.6    70.0    87.8
    -------------------------------------------------------------------------
    Total contractual
     obligations              $327.9  $  5.1  $ 18.4  $126.5  $ 79.0  $ 98.9
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
     (1) As at September 30, 2007, Advantage had $281.3 million convertible debentures outstanding. Each series of convertible debentures are convertible to Trust Units based on an established conversion price.
         The Fund expects that the obligations related to convertible debentures will be settled either directly or indirectly through the issuance of Trust Units.
    (2)  Bank indebtedness of $521.1 million has been excluded from the contractual obligations table as the credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term.

    Liquidity and Capital Resources

    The following table is a summary of the Fund's capitalization structure.

    ($000, except as otherwise indicated)                 September 30, 2007
    -------------------------------------------------------------------------
    Bank indebtedness (long-term)                             $      521,144
    Working capital deficit (1)                                       24,666
    -------------------------------------------------------------------------
    Net debt                                                  $      545,810
    -------------------------------------------------------------------------
    Trust Units outstanding (000)                                    133,847
    Trust Unit closing market price ($/Trust Unit)            $        12.22
    -------------------------------------------------------------------------
    Market value                                              $    1,635,610
    -------------------------------------------------------------------------
    Capital lease obligation (long-term)                      $        5,969
    Convertible debentures maturity value (long-term)                274,401
    -------------------------------------------------------------------------
    Total capitalization                                      $    2,461,790
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1)  Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, distributions payable, and the current portion of capital lease obligations and convertible debentures.
    >>

    Unitholders' Equity and Convertible Debentures

    Advantage has utilized a combination of Trust Units, convertible debentures and bank debt to finance acquisitions and development activities.
    As at September 30, 2007, the Fund had 133.8 million Trust Units outstanding. On February 14, 2007 Advantage issued 7,800,000 Trust Units, plus an additional 800,000 Trust Units upon exercise of the Underwriters' over-
allotment option on March 7, 2007, at $12.80 per Trust Unit for approximate net proceeds of $104.1 million (net of Underwriters' fees and other issue costs of $6.0 million). The net proceeds of the offering were used to pay down bank indebtedness and to subsequently fund capital and general corporate expenditures. On September 5, 2007, Advantage issued 16,977,184 Trust Units to finalize the acquisition of Sound. As at November 12, 2007, Advantage had
137.5 million Trust Units issued and outstanding.
    On July 24, 2006, Advantage adopted a Premium Distribution(TM),
Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan").
For Unitholders that elect to participate in the Plan, Advantage will settle the monthly distribution obligation through the issuance of additional Trust
Units at 95% of the Average Market Price (as defined in the Plan). Unitholder enrollment in the Premium Distribution(TM) component of the Plan effectively authorizes the subsequent disposal of the issued Trust Units in exchange for a cash payment equal to 102% of the cash distributions that the Unitholder would otherwise have received if they did not participate in the Plan. During the nine months ended September 30, 2007, 2,862,545 Trust Units were issued as a result of the Plan, generating $34.3 million reinvested in the Fund and representing an approximate 19% participation rate.
    As at September 30, 2007, the Fund had $281.3 million convertible debentures outstanding that were convertible to 12.1 million Trust Units based on the applicable conversion prices. During the nine months ended
September 30, 2007, $5,000 of convertible debentures were converted resulting in the issuance of 375 Trust Units. Due to the acquisition of Sound,
$59,513,000 8.75% and $41,035,000 8.00% convertible debentures were assumed by
Advantage on September 5, 2007. As a result of the change in control of Sound, the Fund was required by the debenture indentures to make an offer to purchase all of the outstanding convertible debentures assumed from Sound as at a price equal to 101% of the principal amount plus accrued and unpaid interest. On
October 17, 2007, the expiry date of the offer, 911,709 Trust Units were issued and $19.9 million in cash consideration was paid in exchange for
$29,665,000 8.75% convertible debentures and 2,220,289 Trust Units were issued in exchange for $25,507,000 8.00% convertible debentures. As at November 12,
2007, the Fund had $224.6 million convertible debentures outstanding due to the additional conversion of $19,000 convertible debentures to 1,011 Trust
Units and the maturity of $1,470,000 of the 10% convertible debentures exchanged for 127,458 Trust Units on November 1, 2007.

    Bank Indebtedness, Credit Facility and Other Obligations

    At September 30, 2007, Advantage had bank indebtedness outstanding of
$521.1 million. The Fund has a $710 million credit facility agreement consisting of a $690 million extendible revolving loan facility and a
$20 million operating loan facility. The current credit facilities are secured by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows.
    At September 30, 2007, Advantage had a working capital deficiency of
$24.7 million. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals as well as the current portion of capital lease obligations and convertible debentures. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital program, commodity price volatility, and seasonal fluctuations. Advantage has no unusual working capital requirements. We do not anticipate any problems in meeting future obligations as they become due given the strength of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage's operating credit facility, which assists with the timing of cash flows as required.
    During the quarter ended September 30, 2007, Advantage entered a new lease arrangement that resulted in the recognition of a fixed asset addition and capital lease obligation of $1.8 million. The lease obligation bears interest at 6.7% and is secured by the related equipment. The lease term expires August 2010 with a final payment obligation of $0.7 million. On
September 5, 2007, Advantage assumed two capital lease obligations in the acquisition of Sound resulting in the recognition of a capital lease obligation of $1.6 million. Both of the lease obligations bear interest at
5.6% and are secured by the related equipment. The lease terms expire December
2009 and April 2010 with a total final payment obligation of $0.9 million.

    <<
    Capital Expenditures

                                      Three months ended   Nine months ended
                                          September 30        September 30
    ($000)                               2007      2006      2007      2006
    -------------------------------------------------------------------------
    Land and seismic                  $    221  $  1,461  $  4,142  $  4,739
    Drilling, completions and
     workovers                          22,156    35,819    64,766    70,534
    Well equipping and facilities        9,751    11,560    38,325    21,747
    Other                                  290       767       559     1,358
    -------------------------------------------------------------------------
                                      $ 32,418  $ 49,607  $107,792  $ 98,378
    Acquisition of Sound Energy Trust   22,374         -    22,374         -
    Property acquisitions                    -       198    12,851       198
    Property dispositions                    -    (8,727)     (427)   (8,727)
    -------------------------------------------------------------------------
    Total capital expenditures        $ 54,792  $ 41,078  $142,590  $ 89,849
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Advantage's growth strategy has been to acquire properties in or near areas where we have large land positions, shallow to medium depth drilling opportunities, and preserve a balance of year round access. We focus on areas where past activity has yielded long-life reserves with high cash netbacks.
With the integration of the Ketch and Sound assets, Advantage is very well positioned to selectively exploit the highest value-generating drilling opportunities given the size, strength and diversity of our asset base. As a result, the Fund has a high level of flexibility to distribute its capital program and ensure a risk-balanced platform of projects. Our preference is to operate a high percentage of our properties such that we can maintain control of capital expenditures, operations and cash flows.
    For the three month period ended September 30, 2007, the Fund spent a net
$32.4 million and drilled a total of 18.3 net (31 gross) wells at a 100%
success rate. During the quarter we drilled 3 net (3 gross) oil wells and 2 net (2 gross) gas wells at Nevis, 2.8 net (4 gross) oil wells at Sunset, 1 net
(1 gross) each oil and gas well at Willesden Green, 3 net (3 gross) gas wells at Girouxville, as well as several wells at other minor properties. Total capital spending in the quarter included $8.7 million at Nevis, $5.9 million at Willesden Green, $3.6 million at Sunset, $2.4 million at Martin Creek and
$1.6 million in Southeast Saskatchewan. Property acquisitions year to date include a $12.9 million property acquisition in the first quarter for producing properties and undeveloped land at the Fund's core area, Nevis and
$22.4 million related to the Sound acquisition in the third quarter which represents the cash portion paid due to the exercise of the cash option offered to Sound unitholders.
    Capital spending, before property acquisitions and dispositions, for the nine months ended September 30, 2007 was below our internal plans due to prolonged wet weather resulting in a long spring break-up and restricted access. The reduced spending has been partially responsible for delays in bringing on expected production in the second and third quarters of 2007.
However, the Fund still anticipates spending the full capital budget for the
2007 year, in addition to the Sound acquisition.
    The following table summarizes the various funding requirements during the nine months ended September 30, 2007 and the sources of funding to meet those requirements.

    <<
    Sources and Uses of Funds

                                                           Nine months ended
    ($000)                                                September 30, 2007
    -------------------------------------------------------------------------
    Sources of funds
      Funds from operations                                     $    190,624
      Units issued, net of costs                                     104,240
      Increase in bank indebtedness                                    2,611
      Property dispositions                                              427
    -------------------------------------------------------------------------
                                                                $    297,902
    -------------------------------------------------------------------------
    Uses of funds
      Distributions to Unitholders                              $    121,900
      Expenditures on property and equipment                         107,792
      Increase in working capital                                     25,566
      Acquisition of Sound Energy Trust                               22,374
      Property acquisitions                                           12,851
      Expenditures on asset retirement                                 4,835
      Reduction of capital lease obligations                           2,584
    -------------------------------------------------------------------------
                                                                $    297,902
    -------------------------------------------------------------------------

    Quarterly Performance

    ($000, except as otherwise                       2007               2006
     indicated)                             Q3        Q2        Q1        Q4
    -------------------------------------------------------------------------
    Daily production
      Natural gas (mcf/d)              115,991   108,978   114,324   117,134
      Crude oil and NGLs (bbls/d)       10,014     8,952     9,958     9,570
      Total (boe/d)                     29,346    27,115    29,012    29,092
    Average prices
      Natural gas ($/mcf)
        Excluding hedging             $   5.62  $   7.54  $   7.61  $   6.90
        Including hedging             $   6.35  $   7.52  $   8.06  $   7.27
        AECO monthly index            $   5.62  $   7.37  $   7.46  $   6.36
      Crude oil and NGLs ($/bbl)
        Excluding hedging             $  69.03  $  61.84  $  56.84  $  54.58
        Including hedging             $  68.51  $  61.93  $  58.64  $  55.86
        WTI (US$/bbl)                 $  75.33  $  65.02  $  58.12  $  60.21
    Total revenues (before royalties) $130,830  $125,075  $135,502  $127,539
    Net income (loss)                 $(26,202) $  4,531  $    341  $  8,736
     per Trust Unit - basic           $  (0.22) $   0.04  $   0.00  $   0.08
                    - diluted         $  (0.22) $   0.04  $   0.00  $   0.08
    Funds from operations             $ 62,345  $ 62,634  $ 65,645  $ 62,737
    Distributions declared            $ 55,017  $ 52,096  $ 50,206  $ 58,791

    ($000, except as otherwise                       2006               2005
     indicated)                             Q3        Q2        Q1        Q4
    -------------------------------------------------------------------------
    Daily production
      Natural gas (mcf/d)              122,227    70,293    65,768    72,587
      Crude oil and NGLs (bbls/d)        9,330     6,593     6,760     7,106
      Total (boe/d)                     29,701    18,309    17,721    19,204
    Average prices
      Natural gas ($/mcf)
        Excluding hedging             $   5.89  $   6.18  $   8.69  $  11.68
        Including hedging             $   5.90  $   6.18  $   8.69  $  10.67
        AECO monthly index            $   6.03  $   6.28  $   9.31  $  11.68
      Crude oil and NGLs ($/bbl)
        Excluding hedging             $  67.77  $  68.69  $  58.26  $  60.14
        Including hedging             $  67.77  $  68.69  $  58.26  $  59.53
        WTI (US$/bbl)                 $  70.55  $  70.75  $  63.88  $  60.04
    Total revenues (before royalties) $124,521  $ 80,766  $ 86,901  $110,172
    Net income (loss)                 $  1,209  $ 23,905  $ 15,964  $ 25,846
     per Trust Unit - basic           $   0.01  $   0.38  $   0.27  $   0.45
                    - diluted         $   0.01  $   0.38  $   0.27  $   0.45
    Funds from operations             $ 63,110  $ 42,281  $ 46,630  $ 60,906
    Distributions declared            $ 60,498  $ 53,498  $ 44,459  $ 43,265
    >>

    The table above highlights the Fund's performance for the third quarter of 2007 and also for the preceding seven quarters. During the first quarter of
2006 we experienced a decrease in daily production due to a one-time adjustment for several payout wells, restricted production on wells in Chip
Lake and Nevis, and some minor non-core property dispositions that occurred in
2005. Production increased in the second quarter of 2006 as some prior quarter issues were resolved and the addition of eight days of production from the
Ketch properties. Production further increased in the third quarter of 2006 as the Ketch acquisition was fully integrated with Advantage. The second quarter of 2007 encountered a temporary production decrease as expected due to several facility turnarounds that had been planned for the period. The third quarter of 2007 includes the financial and operating results from the acquired Sound properties for 26 days. Advantage's revenues and funds from operations increased significantly beginning in the third quarter of 2006 primarily due to the production from the merger with Ketch, offset by lower natural gas prices. Net income has been lower during the last four quarters due to reduced natural gas prices realized during the periods, amortization of the management internalization consideration and increased depletion and depreciation expense due to the Ketch merger.

    Critical Accounting Estimates

    The preparation of financial statements in accordance with GAAP requires
Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Fund's financial results and financial condition. Management relies on the estimate of reserves as prepared by the Fund's independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation of property and equipment, the provision for asset retirement costs and related accretion expense, and impairment calculations for fixed assets and goodwill. The reserve estimates are also used to assess the borrowing base for the Fund's credit facilities.
Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the Fund.

    Controls and Procedures

    The Fund has established procedures and internal control systems to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management of the Fund is committed to providing timely, accurate and balanced disclosure of all material information about the Fund.
Disclosure controls and procedures are in place to ensure all ongoing reporting requirements are met and material information is disclosed on a timely basis. The Chief Executive Officer and Vice-President Finance and Chief
Financial Officer, individually, sign certifications that the financial statements, together with the other financial information included in the regular filings, fairly present in all material respects the financial condition, results of operations, and cash flows as of the dates and for the periods presented in the filings. The certifications further acknowledge that the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings. During the third quarter of 2007, there were no significant changes that would materially affect, or are reasonably likely to materially affect, the internal controls over financial reporting.
    Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

    Outlook

    The Fund's 2007 Budget, as approved by the Board of Directors, retained a high degree of activity and focused on drilling in many of our key properties where a high level of success was realized through 2006. Capital has also been directed to accommodate facility expansions and further develop enhanced recovery schemes as necessary. New drill bit additions are expected to be more effective in replacing production as corporate declines have continued to subside through the first nine months of 2007. Advantage's production now contains very little flush production from high impact wells and concentrated drilling programs (from 2004 and 2005 activities) creating a balanced and predictable platform.
    During the third quarter of 2007, we realized significant impacts to our production due to third party plant outages. Wet weather through July affected the tie-in of new well production and reduced capital activity in the second and third quarters of 2007. Overall, we expect annual production in 2007 to be approximately 30,000 boe/d with a year-end exit rate of approximately
35,000 boe/d.
    Advantage's 2007 capital expenditures is estimated to be approximately
$150 million which includes activity for the Sound assets during the fourth quarter of 2007. For the remainder of 2007, our capital program will be directed mainly at oil opportunities due to the continued strong commodity prices.
    Per unit operating costs for 2007 are estimated to be in the $11.60 to
$12.00/boe range and $12.50 to $13.50/boe range for the fourth quarter with the full impact of the Sound acquisition that had higher operating cost properties. Higher property taxes, surface rentals and additional trucking costs due to continued pipeline restrictions in Southeast Saskatchewan have been realized so far in 2007. Advantage is undertaking several operating cost reduction initiatives throughout 2007 to help offset these increases and we have begun to realize some key achievements in this area.
    On October 25, 2007, the Alberta Provincial Government announced changes to royalties for conventional oil, natural gas and oil sands that will become effective January 1, 2009. Preliminary indications are that the changes will have a negligible impact on Advantage since we have a significant number of lower rate wells within our long life properties producing in Alberta.
Advantage also has a significant Horseshoe Canyon coal bed methane drilling inventory that can be pursued which will also have a favorable royalty treatment due to lower rate per well characteristics. Our exposure in
Northeast British Columbia and Saskatchewan also affords us further flexibility with mitigating the royalty impact in our capital program. For
2007, we estimate our royalty rate to be approximately 19-20%.
    Advantage's funds from operations in 2007 will continue to be impacted by the volatility of crude oil and natural gas prices and the $US/$Canadian exchange rate. Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long-
term cash flow. Advantage will also continue to focus on low cost production and reserve additions through low to medium risk development drilling opportunities that have arisen as a result of the acquisitions completed in prior years and from the significant inventory of drilling opportunities that has resulted from the Ketch and Sound acquisitions.
    Looking forward, Advantage's high quality assets combined with a greater than five year drilling inventory, hedging program and significant tax pools provides many options for the Fund and we are committed to maximizing value generation for our Unitholders.

    Additional Information

    Additional information relating to Advantage can be found on SEDAR at
www.sedar.com and the Fund's website at www.advantageincome.com. Such other information includes the annual information form, the annual information circular - proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential Unitholders as it discusses a variety of subject matter including the nature of the business, structure of the Fund, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

    November 12, 2007

    <<
                      Consolidated Financial Statements

    Consolidated Balance Sheets
                                                  September 30,  December 31,
    (thousands of dollars)                                2007          2006
    -------------------------------------------------------------------------
                                                    (unaudited)
    Assets
    Current assets
      Accounts receivable                           $   89,564    $   79,537
      Prepaid expenses and deposits                     19,688        16,878
      Derivative asset (note 11)                        12,692         9,840
    -------------------------------------------------------------------------
                                                       121,944       106,255
    Deposit on property acquisition                          -         1,410
    Derivative asset (note 11)                             189           593
    Fixed assets (note 3)                            2,194,515     1,753,058
    Goodwill                                           120,271       120,271
    -------------------------------------------------------------------------
                                                    $2,436,919    $1,981,587
    -------------------------------------------------------------------------
    Liabilities
    Current liabilities
      Accounts payable and accrued liabilities      $  105,234    $  116,109
      Distributions payable to Unitholders              20,077        18,970
      Current portion of capital lease
       obligations (note 4)                              1,821         2,527
      Current portion of convertible debentures
       (note 5)                                          6,786         1,464
      Derivative liability (note 11)                     1,607             -
    -------------------------------------------------------------------------
                                                       135,525       139,070
    Capital lease obligations (note 4)                   5,969           305
    Bank indebtedness (note 6)                         521,144       410,574
    Convertible debentures (note 5)                    230,924       170,819
    Asset retirement obligations (note 7)               53,737        34,324
    Future income taxes (note 8)                        84,113        61,939
    -------------------------------------------------------------------------
                                                     1,031,412       817,031
    -------------------------------------------------------------------------
    Unitholders' Equity
    Unitholders' capital (note 9)                    1,973,513     1,592,758
    Convertible debentures equity component (note 5)    46,010         8,041
    Contributed surplus (note 9)                         1,739           863
    Accumulated deficit (note 10)                     (615,755)     (437,106)
    -------------------------------------------------------------------------
                                                     1,405,507     1,164,556
    -------------------------------------------------------------------------
                                                    $2,436,919    $1,981,587
    -------------------------------------------------------------------------
    Commitments (note 12)

    see accompanying Notes to Consolidated Financial Statements

    Consolidated Statements of Income,
    Comprehensive Income and Accumulated Deficit

                                   Three       Three        Nine        Nine
                                  months      months      months      months
    (thousands of dollars,         ended       ended       ended       ended
     except for per Trust       Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,
     Unit amounts) (unaudited)      2007        2006        2007        2006
    -------------------------------------------------------------------------
    Revenue
      Petroleum and natural
       gas                    $  123,620  $  124,403  $  378,023  $  292,070
      Realized gain on
       derivatives (note 11)       7,210         118      13,384         118
      Unrealized gain (loss)
       on derivatives (note 11)      (53)     13,725      (1,956)     14,257
      Royalties, net of
       Alberta Royalty Credit    (22,601)    (22,945)    (71,515)    (53,107)
    -------------------------------------------------------------------------
                                 108,176     115,301     317,936     253,338
    -------------------------------------------------------------------------
    Expenses
      Operating                   30,790      24,369      87,979      55,108
      General and administrative   4,543       4,766      13,491       9,152
      Unit-based compensation
       (note 9)                      156           -         785           -
      Management fee                   -           -           -         887
      Performance incentive            -           -           -       2,380
      Management
       internalization (note 9)    2,455       7,428      13,174       7,952
      Interest                     6,242       5,711      16,434      12,844
      Interest and accretion
       on convertible
       debentures                  4,554       3,912      12,289       9,423
      Depletion, depreciation
       and accretion              68,743      67,601     194,026     130,788
    -------------------------------------------------------------------------
                                 117,483     113,787     338,178     228,534
    -------------------------------------------------------------------------
    Income (loss) before taxes
     and non-controlling
     interest                     (9,307)      1,514     (20,242)     24,804
    Future income tax expense
     (reduction)                  16,496          (7)        165     (17,451)
    Income and capital taxes         399         312         923       1,148
    -------------------------------------------------------------------------
                                  16,895         305       1,088     (16,303)
    -------------------------------------------------------------------------
    Net income (loss) before
     non-controlling interest    (26,202)      1,209     (21,330)     41,107
    Non-controlling interest           -           -           -          29
    -------------------------------------------------------------------------
    Net income (loss) and
     comprehensive income (loss) (26,202)      1,209     (21,330)     41,078
    Accumulated deficit,
     beginning of period        (534,536)   (327,762)   (437,106)   (269,674)
    Distributions declared       (55,017)    (60,498)   (157,319)   (158,455)
    -------------------------------------------------------------------------
    Accumulated deficit, end
     of period                $ (615,755) $ (387,051) $ (615,755) $ (387,051)
    -------------------------------------------------------------------------
    Net income (loss) per
     Trust Unit (note 9)
      Basic                   $    (0.22) $     0.01  $    (0.19) $     0.56
      Diluted                 $    (0.22) $     0.01  $    (0.19) $     0.56
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    see accompanying Notes to Consolidated Financial Statements

    Consolidated Statements of Cash Flows

                                   Three       Three        Nine        Nine
                                  months      months      months      months
                                   ended       ended       ended       ended
    (thousands of dollars)      Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,
    (unaudited)                     2007        2006        2007        2006
    -------------------------------------------------------------------------

    Operating Activities

    Net income (loss)         $  (26,202) $    1,209  $  (21,330) $   41,078
    Add (deduct) items not
     requiring cash:
      Unrealized loss (gain)
       on derivatives                 53     (13,725)      1,956     (14,257)
      Unit-based compensation        156           -         785           -
      Performance incentive            -           -           -       2,380
      Management
       internalization             2,455       7,428      13,174       7,952
      Accretion on convertible
       debentures                    644         604       1,848       1,502
      Depletion, depreciation
       and accretion              68,743      67,601     194,026     130,788
      Future income tax           16,496          (7)        165     (17,451)
      Non-controlling interest         -           -           -          29
    Expenditures on asset
     retirement                   (1,128)     (1,065)     (4,835)     (2,512)
    Changes in non-cash
     working capital               4,097      16,926     (20,023)     14,083
    -------------------------------------------------------------------------
    Cash provided by
     operating activities         65,314      78,971     165,766     163,592
    -------------------------------------------------------------------------
    Financing Activities
    Units issued, net of costs
     (note 9)                       (246)    152,200     104,240     152,673
    Increase (decrease) in
     bank indebtedness            35,373    (128,323)      2,611     (68,827)
    Reduction of capital
     lease obligations              (514)       (371)     (2,584)       (642)
    Distributions to
     Unitholders                 (42,595)    (63,359)   (121,900)   (152,106)
    -------------------------------------------------------------------------
    Cash used in financing
     activities                   (7,982)    (39,853)    (17,633)    (68,902)
    -------------------------------------------------------------------------
    Investing Activities
    Expenditures on property
     and equipment               (32,418)    (49,607)   (107,792)    (98,378)
    Property acquisitions              -        (198)    (12,851)       (198)
    Property dispositions              -       8,727         427       8,727
    Acquisition of Ketch
     Resources Trust                   -           -           -     (10,236)
    Acquisition of Sound
     Energy Trust (note 2)       (22,374)          -     (22,374)          -
    Changes in non-cash
     working capital              (2,540)      1,960      (5,543)      5,395
    -------------------------------------------------------------------------
    Cash used in investing
     activities                  (57,332)    (39,118)   (148,133)    (94,690)
    -------------------------------------------------------------------------
    Net change in cash                 -           -           -           -
    Cash, beginning of period          -           -           -           -
    -------------------------------------------------------------------------
    Cash, end of period       $        -  $        -  $        -  $        -
    -------------------------------------------------------------------------
    Supplementary Cash Flow
     Information
      Interest paid           $    6,977  $    9,602  $   24,153  $   25,294
      Taxes paid              $      244  $      176  $    1,074  $    1,446

    see accompanying Notes to Consolidated Financial Statements

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    September 30, 2007 (unaudited)

    All tabular amounts in thousands except for Trust Units and per Trust
    Unit amounts

    The interim consolidated financial statements of Advantage Energy Income
    Fund ("Advantage" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles using the same accounting policies as those set out in note 2 to the consolidated financial statements for the year ended December 31, 2006, except as described below. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Advantage for the year ended December 31, 2006 as set out in Advantage's Annual Report.

    1. Changes in Accounting Policies

    (a) Financial Instruments

        Effective January 1, 2007, the Fund adopted CICA Handbook sections
        3855 "Financial Instruments - Recognition and Measurement", 3862
        "Financial Instruments - Disclosures", 3863 "Financial Instruments -
        Presentation", and 3865 "Hedges".

        Section 3855 "Financial Instruments - Recognition and Measurement"
        establishes criteria for recognizing and measuring financial instruments including financial assets, financial liabilities and non-financial derivatives. Under this standard, all financial instruments must initially be recognized at fair value on the balance sheet. Measurement of financial instruments subsequent to the initial recognition, as well as resulting gains and losses, are recorded based on how each financial instrument was initially classified. The
        Fund has classified each identified financial instrument into the following categories: held for trading, loans and receivables, held to maturity investments, available for sale financial assets, and other financial liabilities. Held for trading financial instruments are measured at fair value with gains and losses recognized in earnings immediately. Available for sale financial assets are measured at fair value with gains and losses, other than impairment losses, recognized in other comprehensive income and transferred to earnings when the asset is derecognized. Loans and receivables, held to maturity investments and other financial liabilities are recognized at amortized cost using the effective interest method and impairment losses are recorded in earnings when incurred. Upon adoption and with all new financial instruments, an election is available that allows entities to classify any financial instrument as held for trading. Only those financial assets and liabilities that must be classified as held for trading by the standard have been classified as such by the Fund. As the Fund frequently utilizes non-
        financial derivative instruments to manage market risk associated with volatile commodity prices, such instruments must be classified as held for trading and recorded on the balance sheet at fair value as derivative assets and liabilities. Section 3865 "Hedges" provides an alternative to recognizing gains and losses on derivatives in earnings if the instrument is designated as part of a hedging relationship and meets the necessary criteria. Under the alternative hedge accounting treatment, gains and losses on derivatives classified as effective hedges are included in other comprehensive income until the time at which the hedged item is realized. The
        Fund does not utilize derivative instruments for speculative purposes but has elected not to apply hedge accounting. Therefore, gains and losses on these instruments are recorded as unrealized gains and losses on derivatives in the consolidated statement of income, comprehensive income and accumulated deficit in the period they occur and as realized gains and losses on derivatives when the contracts are settled. Since unrealized gains and losses on derivatives are non-cash items, there is no impact on the statement of cash flows as a result of their recognition.

        In some instances, derivative financial instruments can be embedded within other contracts. Embedded derivatives within a host contract must be recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative, and the combined contract is not classified as held for trading or designated at fair value. The Fund selected January 1, 2003, as its accounting transition date for any potential embedded derivatives and has not identified any embedded derivatives that would require separation from the host contract and fair value accounting.

        Transaction costs are frequently attributed to the acquisition or issue of a financial asset or liability. Section 3855 requires that such transaction costs incurred on held for trading financial instruments be expensed immediately. For other financial instruments, an entity can adopt an accounting policy of either expensing transaction costs as they occur or adding such transaction costs to the fair value of the financial instrument. The Fund has chosen a policy of adding transaction costs to the fair value initially recognized for financial assets and liabilities that are not classified as held for trading.

        The Fund has adopted the new standards prospectively as required which allows amendments to the carrying values of financial instruments, effective as of the adoption date, to be recognized as an adjustment to the beginning balance of accumulated deficit. As the new standards have not resulted in any significant changes to the recognition and measurement of the Fund's financial instruments, no adjustment to accumulated deficit was required. The new standards also require several additional disclosures in the notes to the financial statements. Among the disclosures required, the Fund must disclose the exposure to various risks associated with financial instruments and the policies that exist to manage these risks.

        (b) Comprehensive Income

        Effective January 1, 2007, the Fund adopted CICA Handbook section
        1530 "Comprehensive Income". The Fund has adopted this section retroactively and there were no changes to prior periods.
        Comprehensive income consists of net income and other comprehensive income ("OCI") with amounts included in OCI shown net of tax.
        Accumulated other comprehensive income is a new equity category comprised of the cumulative amounts of OCI. To date, the Fund does not have any adjustments in OCI and therefore comprehensive income is currently equal to net income.

        (c) Accounting Changes

        Effective January 1, 2007, the Fund adopted the revised
        recommendations of CICA section 1506 "Accounting Changes". The new recommendations permit voluntary changes in accounting policy only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including the changes in earnings. The guidance was effective for all changes in accounting polices, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

        (d) Recent Accounting Pronouncements Issued But Not Implemented

        The CICA has issued section 1535 "Capital Disclosures", which will be effective January 1, 2008 for the Fund. Section 1535 will require the
        Fund to provide additional disclosures relating to capital and how it is managed. It is not anticipated that the adoption of section 1535 will impact the amounts reported in the Fund's financial statements as they primarily relate to disclosure.

        (e) Comparative Figures

        Certain comparative figures have been reclassified to conform to the current year's presentation.

    2.  Acquisition of Sound Energy Trust

        On September 5, 2007, Advantage acquired all of the issued and outstanding Trust Units and Exchangeable Shares of Sound Energy Trust
        ("Sound") for $21.4 million cash consideration, 16,977,184 Advantage
        Trust Units and $1.0 million of acquisition costs. Sound Unitholders and Exchangeable Shareholders could elect to receive 0.30 Advantage
        Trust Units for each Sound Trust Unit or receive $0.66 in cash and
        0.2557 Advantage Trust Units for each Sound Trust Unit. All of the
        Sound Exchangeable Shares were exchanged for Advantage Trust Units on the same ratio as the Sound Trust Units based on the conversion ratio in effect at the effective date of the acquisition. Sound was an energy trust engaged in the development, acquisition and production of, natural gas and crude oil in western Canada. The acquisition is being accounted for using the "purchase method" with the results of operations included in the consolidated financial statements as of the closing date of the acquisition. The purchase price has been allocated as follows:

        Net assets acquired and                 Consideration:
         liabilities assumed:

        Fixed assets           $  501,476       16,977,184 Trust
        Accounts receivable        27,237        Units issued     $  228,852
        Prepaid expenses and                     Cash                 21,404
         deposits                   3,930       Acquisition costs
        Derivative asset, net       2,797        incurred                970
        Bank indebtedness        (107,959)                        -----------
        Convertible debentures   (101,553)                        $  251,226
        Accounts payable and                                      -----------
         accrued liabilities      (34,431)
        Future income taxes       (22,009)
        Asset retirement
         obligations              (16,695)
        Capital lease
         obligations               (1,567)
                               -----------
                               $  251,226
                               -----------

        The value of the Trust Units issued as consideration was determined based on the weighted average trading value of Advantage Trust Units during the two-day period before and after the terms of the acquisition were agreed to and announced. The allocation of the purchase price is subject to refinement as certain cost estimates are realized and the tax balances are finalized.

    3.  Fixed Assets

                                                  Accumulated
                                                 Depletion and    Net Book
        September 30, 2007               Cost     Depreciation      Value
        ---------------------------------------------------------------------
        Petroleum and natural gas
         properties                  $ 2,957,081   $   768,005   $ 2,189,076
        Furniture and equipment            9,671         4,232         5,439
        ---------------------------------------------------------------------
                                     $ 2,966,752   $   772,237   $ 2,194,515
        ---------------------------------------------------------------------

                                                  Accumulated
                                                 Depletion and    Net Book
        December 31, 2006                Cost     Depreciation      Value
        ---------------------------------------------------------------------
        Petroleum and natural gas
         properties                  $ 2,324,948   $   576,707   $ 1,748,241
        Furniture and equipment            8,175         3,358         4,817
        ---------------------------------------------------------------------
                                     $ 2,333,123   $   580,065   $ 1,753,058
        ---------------------------------------------------------------------

        During the nine months ended September 30, 2007, Advantage capitalized general and administrative expenditures and unit-based compensation directly related to exploration and development activities of $6.0 million (September 30, 2006 - $4.0 million).

    4.  Capital Lease Obligations

        The Fund has capital leases on a variety of fixed assets. Future minimum lease payments at September 30, 2007 consist of the following:

        2007                   $      708
        2008                        1,906
        2009                        2,040
        2010                        2,200
        2011                        1,925
        ----------------------------------
                                    8,779

        Less amounts
         representing interest       (989)
        ----------------------------------
                                    7,790

        Current portion            (1,821)
        ----------------------------------
                               $    5,969
        ----------------------------------

        During the second quarter Advantage entered a new lease arrangement that resulted in the recognition of a fixed asset addition and capital lease obligation of $4.1 million. The lease obligation bears interest at 5.8% and is secured by the related equipment. The lease term expires June 2011 with a final purchase obligation of $1.5 million at which time ownership of the equipment will transfer to
        Advantage.

        Effective September 4, 2007, Advantage entered a new lease arrangement that resulted in the recognition of a fixed asset addition and capital lease obligation of $1.8 million. The lease obligation bears interest at 6.7% and is secured by the related equipment. The lease term expires August 2010 with a final payment obligation of $0.7 million. Distributions to Unitholders are not permitted if the Fund is in default of such capital lease.

        On September 5, 2007, Advantage assumed two capital lease obligations in the acquisition of Sound (note 2) resulting in the recognition of capital lease obligations of $1.6 million. Both of the lease obligations bear interest at 5.6% and are secured by the related equipment. The lease terms expire December 2009 and April 2010 with a total final payment obligation of $0.9 million.

        The amortization of fixed assets subject to capital leases is recorded in depletion and depreciation expense.

    5.  Convertible Debentures

        The convertible unsecured subordinated debentures pay interest semi-
        annually and are convertible at the option of the holder into Trust
        Units of Advantage at the applicable conversion price per Trust Unit plus accrued and unpaid interest. The details of the convertible debentures including fair market values initially assigned and issuance costs are as follows:

                               10.00%        9.00%        8.25%        8.75%
        ---------------------------------------------------------------------
        Trading symbol         AVN.DB      AVN.DBA      AVN.DBB      AVN.DBF
        Issue date            Oct. 18,      July 8,      Dec. 2,     June 10,
                                 2002         2003         2003         2004
        Maturity date          Nov. 1,      Aug. 1,      Feb. 1,     June 30,
                                 2007         2008         2009         2009
        Conversion price  $     13.30  $     17.00  $     16.50  $     34.67
        Liability
         component        $    52,722  $    28,662  $    56,802  $    48,700
        Equity component        2,278        1,338        3,198       11,408
        ---------------------------------------------------------------------
        Gross proceeds         55,000       30,000       60,000       60,108
        Issuance costs         (2,495)      (1,444)      (2,588)           -
        ---------------------------------------------------------------------
        Net proceeds      $    52,505  $    28,556  $    57,412  $    60,108
        ---------------------------------------------------------------------

                                7.50%        6.50%        7.75%
        --------------------------------------------------------
        Trading symbol        AVN.DBC      AVN.DBE      AVN.DBD
        Issue date            Sep. 15,      May 18,     Sep. 15,
                                 2004         2005         2004
        Maturity date          Oct. 1,     June 30,      Dec. 1,
                                 2009         2010         2011
        Conversion price  $     20.25  $     24.96  $     21.00
        Liability
         component        $    71,631  $    66,981  $    47,444
        Equity component        3,369        2,971        2,556
        --------------------------------------------------------
        Gross proceeds         75,000       69,952       50,000
        Issuance costs         (3,190)           -       (2,190)
        --------------------------------------------------------
        Net proceeds      $    71,810  $    69,952  $    47,810
        --------------------------------------------------------

                               8.00%         Total
        -------------------------------------------
        Trading symbol        AVN.DBG
        Issue date            Nov. 13,
                                 2006
        Maturity date         Dec. 31,
                                 2011
        Conversion price  $     20.33
        Liability
         component        $    14,884  $   387,826
        Equity component       26,561       53,679
        -------------------------------------------
        Gross proceeds         41,445      441,505
        Issuance costs              -      (11,907)
        -------------------------------------------
        Net proceeds           $ 41,445 $  429,598
        -------------------------------------------

        The convertible debentures are redeemable prior to their maturity dates, at the option of the Fund, upon providing 30 to 60 days advance notification. The redemption prices for the various debentures, plus accrued and unpaid interest, is dependent on the redemption periods and are as follows:

         Convertible                                              Redemption
          Debenture              Redemption Periods                  Price
        ---------------------------------------------------------------------
            10.00%           After November 1, 2006
                             and before November 1, 2007            $1,025
        ---------------------------------------------------------------------
            9.00%            After August 1, 2007
                             and before August 1, 2008              $1,025
        ---------------------------------------------------------------------
            8.25%            After February 1, 2007
                             and on or before February 1, 2008      $1,050
                             After February 1, 2008 and
                             before February 1, 2009                $1,025
        ---------------------------------------------------------------------
            8.75%            After June 30, 2007 and
                             on or before June 30, 2008             $1,050
                             After June 30, 2008 and
                             before June 30, 2009                   $1,025
        ---------------------------------------------------------------------
            7.50%            After October 1, 2007 and
                             on or before October 1, 2008           $1,050
                             After October 1, 2008 and
                             before October 1, 2009                 $1,025
        ---------------------------------------------------------------------
            6.50%            After June 30, 2008 and
                             on or before June 30, 2009             $1,050
                             After June 30, 2009 and
                             before June 30, 2010                   $1,025
        ---------------------------------------------------------------------
            7.75%            After December 1, 2007 and
                             on or before December 1, 2008          $1,050
                             After December 1, 2008 and
                             on or before December 1, 2009          $1,025
                             After December 1, 2009 and
                             before December 1, 2011                $1,000
        ---------------------------------------------------------------------
            8.00%            After December 31, 2009 and
                             on or before December 31, 2010         $1,050
                             After December 31, 2010 and
                             before December 31, 2011               $1,025
        ---------------------------------------------------------------------

        The balance of debentures outstanding at September 30, 2007 and changes in the liability and equity components during the nine months ended September 30, 2007 are as follows:

                               10.00%        9.00%        8.25%        8.75%
        ---------------------------------------------------------------------
        Debentures
         outstanding      $     1,480  $     5,392  $     4,867  $    59,513
        ---------------------------------------------------------------------
        Liability
         component:
          Balance at
           Dec. 31, 2006  $     1,464  $     5,235  $     4,676  $         -
          Assumed on Sound
           acquisition              -            -            -       48,700
          Accretion of
           discount                19           73           68           21
          Converted to
           Trust Units             (5)           -            -            -
        ---------------------------------------------------------------------
          Balance at
           Sep. 30, 2007  $     1,478  $     5,308  $     4,744  $    48,721
        ---------------------------------------------------------------------
        Equity
         component:
          Balance at
           Dec. 31, 2006  $        59  $       229  $       248  $         -
          Assumed on Sound
           acquisition              -            -            -       11,408
          Converted to
           Trust Units              -            -            -            -
        ---------------------------------------------------------------------
          Balance at
           Sep. 30, 2007  $        59  $       229  $       248  $    11,408
        ---------------------------------------------------------------------

                                7.50%        6.50%        7.75%
        --------------------------------------------------------
        Debentures
         outstanding      $    52,268  $    69,952  $    46,766
        --------------------------------------------------------
        Liability
         component:
          Balance at
           Dec. 31, 2006  $    49,782  $    67,361  $    43,765
          Assumed on
           Sound
           acquisition              -            -            -
          Accretion of
           discount               665          546          446
          Converted to
           Trust Units              -            -            -
        --------------------------------------------------------
          Balance at
           Sep. 30, 2007  $    50,447  $    67,907  $    44,211
        --------------------------------------------------------
        Equity
         component:
          Balance at
           Dec. 31, 2006  $     2,248  $     2,971  $     2,286
          Assumed on
           Sound
           acquisition              -            -            -
          Converted to
           Trust Units              -            -            -
        --------------------------------------------------------
          Balance at
           Sep. 30, 2007  $     2,248  $     2,971  $     2,286
        --------------------------------------------------------

                                8.00%        Total
        -------------------------------------------
        Debentures
         outstanding      $    41,035  $   281,273
        -------------------------------------------
        Liability
         component:
          Balance at
           Dec. 31, 2006  $         -  $   172,283
          Assumed on
           Sound
           acquisition         14,884       63,584
          Accretion of
           discount                10        1,848
          Converted to
           Trust Units              -           (5)
        -------------------------------------------
          Balance at
           Sep. 30, 2007  $    14,894  $   237,710
        -------------------------------------------
        Equity
         component:
          Balance at
           Dec. 31, 2006  $         -  $     8,041
          Assumed on
           Sound
           acquisition         26,561       37,969
          Converted to
           Trust Units              -            -
        -------------------------------------------
          Balance at
           Sep. 30, 2007  $    26,561  $    46,010
        -------------------------------------------

        Due to the acquisition of Sound (note 2), 8.75% and 8.00% convertible debentures were assumed by Advantage on September 5, 2007. As a result of the change in control of Sound, the Fund was required by the debenture indentures to make an offer to purchase all of the outstanding convertible debentures assumed from Sound at a price equal to 101% of the principal amount plus accrued and unpaid interest. On October 17, 2007, the expiry date of the offer, 911,709
        Trust Units were issued and $19.9 million in cash consideration was paid in exchange for $29,665,000 8.75% convertible debentures and
        2,220,289 Trust Units were issued in exchange for $25,507,000 8.0%
        convertible debentures.

        During the nine months ended September 30, 2007, $5,000 debentures
        (September 30, 2006 - $24,333,000) were converted resulting in the issuance of 375 Trust Units (September 30, 2006 - 1,286,901 Trust
        Units).

    6.  Bank Indebtedness

        Advantage has a credit facility agreement with a syndicate of financial institutions which provides for a $690 million extendible revolving loan facility and a $20 million operating loan facility.
        The loan's interest rate is based on either prime, US base rate,
        LIBOR or bankers' acceptance rates, at the Fund's option, subject to certain basis point or stamping fee adjustments ranging from 0.00% to
        1.25% depending on the Fund's debt to cash flow ratio. The credit facilities are secured by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows. The credit facilities are subject to review on an annual basis with the next renewal due in June 2008. Various borrowing options are available under the credit facilities, including prime rate-based advances, US base rate advances, US dollar LIBOR advances and bankers' acceptances loans. The credit facilities constitute a revolving facility for a
        364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The credit facilities contain standard commercial covenants for facilities of this nature. The only financial covenant is a requirement for Advantage Oil & Gas Ltd. ("AOG") to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis. Breach of any covenant will result in an event of default in which case AOG has 20 days to remedy such default. If the default is not remedied or waived, and if required by the majority of lenders, the administrative agent of the lenders has the option to declare all obligations of AOG under the credit facilities to be immediately due and payable without further demand, presentation, protest, or notice of any kind. Distributions by AOG to the Fund (and effectively by the Fund to Unitholders) are
        subordinated to the repayment of any amounts owing under the credit facilities. Distributions to Unitholders are not permitted if the
        Fund is in default of such credit facilities or if the amount of the
        Fund's outstanding indebtedness under such facilities exceeds the then existing current borrowing base. Interest payments under the debentures are also subordinated to indebtedness under the credit facilities and payments under the debentures are similarly restricted. For the nine months ended September 30, 2007, the effective interest rate on the outstanding amounts under the facility was approximately 5.6% (September 30, 2006 - 5.0%).

    7.  Asset Retirement Obligations

        The Fund's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Fund estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $217.5 million which will be incurred between 2007 to 2057. An inflation rate of 2% and a credit-adjusted risk-free rate of 7% were used to calculate the fair value of the asset retirement obligations.

        A reconciliation of the asset retirement obligations is provided below:

                                                   September 30, December 31,
                                                           2007         2006
        ---------------------------------------------------------------------
        Balance, beginning of period                $    34,324  $    21,263
        Accretion expense                                 1,854        1,684
        Assumed in Ketch acquisition                          -        7,930
        Assumed in Sound acquisition (note 2)            16,695            -
        Liabilities incurred                              5,699        9,421
        Liabilities settled                              (4,835)      (5,974)
        ---------------------------------------------------------------------
        Balance, end of period                      $    53,737  $    34,324
        ---------------------------------------------------------------------

    8.  Income Taxes

        On June 12, 2007 the Federal government's bill regarding the taxation of distributions from trusts beginning January 1, 2011 received a third reading and on June 22, 2007 received Royal Assent, thus becoming fully enacted. As a result, a net expense of $13.8 million was recognized in the future income tax provision for the nine months ended September 30, 2007.

    9.  Unitholders' Equity

        (a)   Unitholders' Capital

              (i)   Authorized

                    Unlimited number of voting Trust Units

              (ii)  Issued

                                                     Number of
                                                       Units        Amount
        ---------------------------------------------------------------------
        Balance at December 31, 2006                105,390,470  $ 1,618,025
        Issued on conversion of debentures                  375            5
        Issued on exercise of Trust Unit rights          37,500          562
        Distribution reinvestment plan                2,862,545       34,313
        Issued for cash, net of costs                 8,600,000      104,094
        Issued for Sound acquisition,
         net of costs (note 2)                       16,977,184      228,608
        Management internalization forfeitures          (21,459)        (434)
        ---------------------------------------------------------------------
                                                    133,846,615  $ 1,985,173
        ---------------------------------------------------------------------
        Management internalization escrowed
         Trust Units                                                 (11,660)
        ---------------------------------------------------------------------
        Balance at September 30, 2007                            $ 1,973,513
        ---------------------------------------------------------------------

        On February 14, 2007 Advantage issued 7,800,000 Trust Units, plus an additional 800,000 Trust Units upon exercise of the Underwriters'
        over-allotment option on March 7, 2007, at $12.80 per Trust Unit for approximate net proceeds of $104.1 million (net of Underwriters' fees and other issue costs of $6.0 million).

        During the nine months ended September 30, 2007, 2,862,545 Trust
        Units were issued under the Premium Distribution((TM)), Distribution
        Reinvestment, and Optional Trust Unit Purchase Plan, generating
        $34.3 million reinvested in the Fund.

        On June 23, 2006, Advantage internalized the external management contract structure and eliminated all related fees for total original consideration of 1,933,208 Advantage Trust Units initially valued at
        $39.1 million and subject to escrow provisions over a 3-year period, vesting one-third each year beginning June 23, 2007. The management internalization consideration is being deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services are provided, including an estimate of future Trust Unit forfeitures. For the nine months ended September 30, 2007, a total of 21,459 Trust Units issued for the management internalization were forfeited and $13.2 million has been recognized as management internalization expense. As at
        September 30, 2007, 1,197,077 Trust Units remain held in escrow.

        On September 5, 2007, Advantage issued 16,977,184 Trust Units, valued at $228.9 million, as partial consideration for the acquisition of
        Sound (note 2). Trust Unit issuance costs of $0.2 million were incurred for the Sound acquisition.

        (b)   Trust Units Rights Incentive Plan

                                                  Series B
                                            Number        Price
        --------------------------------------------------------
        Balance at December 31, 2006       187,500  $     10.97
        Exercised                          (37,500)           -
        Reduction of exercise price              -        (1.35)
        --------------------------------------------------------
        Balance at September 30, 2007      150,000  $      9.62
        --------------------------------------------------------

        Expiration date                        June 17, 2008
        --------------------------------------------------------

        (c)   Unit-Based Compensation

        Advantage's current employee compensation includes a Restricted Trust
        Unit Plan (the "Plan"), as approved by the Unitholders on June 23,
        2006, and Trust Units issuable for the retention of certain employees of the Fund. The purpose of the long-term compensation plans is to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that result in lasting Unitholder return.

        The Plan authorizes the Board of Directors to grant Restricted Trust
        Units ("RTUs") to directors, officers, or employees of the Fund. The number of RTUs granted is based on the Fund's Trust Unit return for a calendar year and compared to a peer group approved by the Board of
        Directors. The Trust Unit return is calculated at the end of the year and is primarily based on the year-over-year change in the Trust Unit price plus distributions. The RTU grants vest one third immediately on grant date, with the remaining two thirds vesting evenly on the following two yearly anniversary dates. The holders of RTUs may elect to receive cash upon vesting in lieu of the number of Trust Units to be issued, subject to consent of the Fund. Compensation cost related to the Plan is based on the "fair value" of the RTUs at the grant date and is recognized as compensation expense over the service period. This valuation incorporates the period end Trust Unit price, the estimated number of RTUs to vest, and certain management estimates. The maximum fair value of RTUs granted in any one calendar year is limited to 175% of the base salaries of those individuals participating in the Plan for such period. No RTUs have been granted under the Plan at this time and accordingly, no compensation expense relating to the RTUs has been recognized in the interim financial statements. Once the calendar year is completed and the final Trust
        Unit return is calculated for the return period, RTUs may be granted and consequently, compensation expense may be recognized at that time. As the Fund did not meet the 2006 grant thresholds, there was no RTU grant made for the 2006 year.

        For the nine months ended September 30, 2007, the Fund has accrued unit-based compensation expense of $0.8 million and has capitalized
        $0.3 million related to Trust Units issuable for the retention of certain employees of the Fund.

        (d)   Net Income (Loss) per Trust Unit

        The calculation of basic and diluted net income (loss) per Trust Unit are derived from both income available to Unitholders and weighted average Trust Units outstanding calculated as follows:

                             Three        Three         Nine         Nine
                             months       months       months       months
                             ended        ended        ended        ended
                            Sep. 30,     Sep. 30,     Sep. 30,     Sep. 30,
                              2007         2006         2007         2006
        ---------------------------------------------------------------------
        Income (loss)
         available to
         Unitholders
          Basic           $   (26,202) $     1,209  $   (21,330) $    41,078
        ---------------------------------------------------------------------
          Diluted         $   (26,202) $     1,209  $   (21,330) $    41,078
        ---------------------------------------------------------------------

        Weighted average
         Trust Units
         outstanding
          Basic           120,079,919   98,780,595  114,131,771   73,544,345
          Trust Units
           Rights
           Incentive
           Plan
           - Series A               -            -            -       58,223
          Trust Units
           Rights
           Incentive
           Plan
           - Series B               -       63,111            -       86,621
          Management
           internalization          -       55,069            -       28,944
        ---------------------------------------------------------------------
          Diluted         120,079,919   98,898,775  114,131,771   73,718,133
        ---------------------------------------------------------------------

        The calculation of diluted net income (loss) per Trust Unit excludes all series of convertible debentures for the three and nine months ended September 30, 2007 and 2006 as well as all of the Series B
        Trust Unit Rights and Management Internalization escrowed Trust Units for the three and nine months ended September 30, 2007 as the impact would be anti-dilutive. All of the remaining Series A Trust Unit
        Rights were exercised July 7, 2006. Total weighted average Trust
        Units issuable in exchange for the convertible debentures and excluded from the diluted net income (loss) per Trust Unit calculation for the three and nine months ended September 30, 2007 were 9,389,620 and 8,690,007, respectively (September 30, 2006 -
        8,337,771 and 6,793,997, respectively). As at September 30, 2007, the total convertible debentures outstanding were immediately convertible to 12,069,078 Trust Units (September 30, 2006 - 8,334,453).

    10. Accumulated Deficit

        Accumulated deficit consists of accumulated income and accumulated distributions for the Fund since inception as follows:

                                                   September 30, December 31,
                                                           2007         2006
        ---------------------------------------------------------------------
        Accumulated Income                          $   206,193  $   227,523
        Accumulated Distributions                      (821,948)    (664,629)
        ---------------------------------------------------------------------
        Accumulated Deficit                         $  (615,755) $  (437,106)
        ---------------------------------------------------------------------

        For the nine months ended September 30, 2007, the Fund declared
        $157.3 million in distributions, representing $1.35 per distributable
        Trust Unit (nine months ended September 30, 2006 - $158.5 million representing $2.10 per distributable Trust Unit).

    11. Financial Instruments

        Financial instruments of the Fund include accounts receivable, deposits, accounts payable and accrued liabilities, distributions payable to Unitholders, bank indebtedness, convertible debentures and derivative assets and liabilities.

        Accounts receivable and deposits are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, distributions payable to Unitholders and bank indebtedness are all classified as other liabilities and similarly measured at amortized cost. As at September 30, 2007, there were no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

        The Fund has convertible debenture obligations outstanding, of which the liability component has been classified as other liabilities and measured at amortized cost. The convertible debentures have different fixed terms and interest rates (note 5) resulting in fair values that will vary over time as market conditions change. As at September 30,
        2007, the estimated fair value of the total outstanding convertible debenture obligation was $281.2 million (December 31, 2006 - $180.0 million). The fair value of the liability component of convertible debentures was determined based on a discounted cash flow model assuming no future conversions and continuation of current interest and principal payments. The Fund applied discount rates of between 7 and 8% considering current available market information, assumed credit adjustments, and various terms to maturity.

        Advantage has an established hedging strategy and manages the risk associated with changes in commodity prices by entering into derivatives, which are recorded at fair value as derivative assets and liabilities with gains and losses recognized through earnings. As the fair value of the contracts varies with commodity prices, they give rise to financial assets and liabilities. The fair value of the derivatives are determined through valuation models completed by third parties. Various assumptions based on current market information were used in these valuations, including settled forward commodity prices, interest rates, foreign exchange rates, volatility and other relevant factors. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions.

        Credit Risk

        Accounts receivable, deposits, and derivative assets are subject to credit risk exposure and the carrying values reflect Management's assessment of the associated maximum exposure to such credit risk.
        Substantially all of the Fund's accounts receivable are due from customers and joint operation partners concentrated in the Canadian oil and gas industry. As such, accounts receivable are subject to normal industry credit risks. Advantage mitigates such credit risk by closely monitoring significant counterparties and dealing with a broad selection of partners that diversify risk within the sector.
        The Fund's deposits are primarily due from the Alberta Provincial government and are viewed by Management as having minimal associated credit risk. To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable,
        creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Fund generally enters into derivative contracts with investment grade institutions that are members of Advantage's credit facility syndicate to further mitigate associated credit risk.

        Liquidity Risk

        The Fund is subject to liquidity risk attributed from accounts payable and accrued liabilities, distributions payable to
        Unitholders, bank indebtedness, convertible debentures, and derivative liabilities. Accounts payable and accrued liabilities, distributions payable to Unitholders and derivative liabilities are all due within one year of the balance sheet date and Advantage does not anticipate any problems in satisfying the obligations due to the strength of funds from operations and the existing credit facility.
        The Fund's bank indebtedness is subject to a $710 million credit facility agreement which mitigates liquidity risk by enabling
        Advantage to manage interim cash flow fluctuations. The credit facility constitutes a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term. The terms of the credit facility are such that it provides Advantage adequate flexibility to evaluate and assess liquidity issues if and when they arise. Additionally, the Fund regularly monitors liquidity related to obligations by evaluating forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. This continual financial assessment process further enables the Fund to mitigate liquidity risk.

        Advantage has several series of convertible debentures outstanding that mature from 2007 to 2011 (note 5). Interest payments are made semi-annually with excess funds from operating activities. As the debentures become due, the Fund can satisfy the obligations in cash or issue Trust Units at a price determined in the applicable debenture agreements. This settlement option allows the Fund to adequately manage liquidity, plan available cash resources and implement an optimal capital structure.

        To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to liquidity risk as derivative liabilities become due. While the Fund has elected not to follow hedge accounting, derivative instruments are not entered for speculative purposes and Management closely monitors existing commodity risk exposures. As such, liquidity risk is mitigated since any losses actually realized are subsidized by increased cash flows realized from the higher commodity price environment.

        Interest Rate Risk

        The Fund is exposed to interest rate risk to the extent that bank indebtedness is at a floating rate of interest and the Fund's maximum exposure to interest rate risk is based on the effective interest rate and the current carrying value of the bank indebtedness. The
        Fund monitors the interest rate markets to ensure that appropriate steps can be taken if interest rate volatility compromises the Fund's cash flows. A 1% interest rate fluctuation for the nine months ended
        September 30, 2007 could potentially have impacted net income by approximately $1.9 million for that period.

        Price and Currency Risk

        Advantage's derivative assets and liabilities are subject to both price and currency risks as their fair values are based on assumptions including forward commodity prices and foreign exchange rates. The Fund enters derivative financial instruments to manage commodity price risk exposure relative to actual commodity production and does not utilize derivative instruments for speculative purposes.
        Changes in the price assumptions can have a significant effect on the fair value of the derivative assets and liabilities and thereby impact net income. It is estimated that a 10% change in the forward natural gas prices used to calculate the fair value of the natural gas derivatives at September 30, 2007 could impact net income by approximately $2.2 million for the nine months ended September 30,
        2007. As well, a change of 10% in the forward crude oil prices used to calculate the fair value of the crude oil derivatives at September
        30, 2007 could impact net income by $0.9 million for the nine months ended September 30, 2007. A change of 10% in the forward power prices used to calculate the fair value of the power derivatives at
        September 30, 2007 could impact net income by $0.2 million for the nine months ended September 30, 2007. A similar change in the currency rate assumption underlying the derivatives fair value does not have a material impact on net income.

        As at September 30, 2007 the Fund had the following derivatives in place:

        Description of
        Derivative           Term            Volume            Average Price
        ---------------------------------------------------------------------

        Natural gas - AECO

          Fixed price    April 2007 to
                          October 2007     9,478 mcf/d          Cdn$7.16/mcf
          Fixed price    April 2007 to
                          October 2007     9,478 mcf/d          Cdn$7.55/mcf
          Fixed price    November 2007
                         to March 2008     7,109 mcf/d          Cdn$9.54/mcf
          Collar         March 2007 to
                         December 2007     9,478 mcf/d    Floor Cdn$7.91/mcf
                                                        Ceiling Cdn$9.50/mcf
          Collar           May 2007 to
                         December 2007     4,739 mcf/d    Floor Cdn$7.91/mcf
                                                        Ceiling Cdn$9.50/mcf
          Collar         November 2007
                         to March 2008     9,478 mcf/d    Floor Cdn$8.44/mcf
                                                       Ceiling Cdn$10.29/mcf
          Collar      November 2007 to
                            March 2008     7,109 mcf/d    Floor Cdn$8.70/mcf
                                                       Ceiling Cdn$10.71/mcf

        Crude oil - WTI

          Collar       January 2007 to
                         December 2007      500 bbls/d    Floor US$70.00/bbl
                                                        Ceiling US$74.30/bbl
          Collar         March 2007 to
                         December 2007    1,000 bbls/d    Floor US$57.00/bbl
                                                        Ceiling US$70.00/bbl
          Collar         April 2007 to
                         December 2007      500 bbls/d    Floor US$60.00/bbl
                                                        Ceiling US$71.50/bbl
        Electricity - Alberta Pool Price

          Fixed price    April 2006 to
                         December 2007          0.5 MW         Cdn$60.79/MWh
          Fixed price  January 2007 to
                         December 2007          3.0 MW         Cdn$56.00/MWh
          Fixed price  January 2008 to
                         December 2008          3.0 MW         Cdn$54.00/MWh

        As at September 30, 2007 the fair value of the derivatives outstanding resulted in an asset of approximately $12,881,000
        (December 31, 2006 - $10,433,000) and a liability of approximately
        $1,607,000 (December 31, 2006 - nil). For the nine months ended
        September 30, 2007, $1,956,000 was recognized in income as an unrealized derivative loss (September 30, 2006 - $14,257,000 unrealized derivative gain) and $13,384,000 was recognized in income as a realized derivative gain (September 30, 2006 - $118,000 realized derivative gain).

        As a result of the Sound acquisition (note 2), the Fund assumed several derivatives, which had an estimated net fair market value of
        $2,797,000 on closing.

        In addition, the Fund has the following physical natural gas contracts in place that are not recognized on the balance sheet at fair value, but instead have gains and losses recognized in earnings as the contracts settle:

        Description of
        Physical Contract    Term             Volume            Average Price
        ---------------------------------------------------------------------

        Natural gas - AECO

          Collar         April 2007 to
                          October 2007     4,739 mcf/d     Floor Cdn$7.12/mcf
                                                         Ceiling Cdn$8.67/mcf
          Collar         April 2007 to
                          October 2007     4,739 mcf/d     Floor Cdn$6.86/mcf
                                                         Ceiling Cdn$9.13/mcf
          Collar         April 2007 to
                          October 2007     9,478 mcf/d     Floor Cdn$7.39/mcf
                                                         Ceiling Cdn$9.63/mcf
          Collar         April 2007 to
                          October 2007     9,478 mcf/d     Floor Cdn$6.33/mcf
                                                         Ceiling Cdn$7.20/mcf

    12. Commitments

        Advantage has several lease commitments relating to office buildings.
        As a result of the Sound acquisition (note 2), Advantage assumed one office lease and has renegotiated additional leases to accommodate the growth of the Fund. The estimated annual minimum operating lease rental payments for the buildings are as follows:

        2007                                 $     1,187
        2008                                       6,283
        2009                                       6,710
        2010                                       6,725
        2011                                       4,280
        2012 & thereafter                          4,868
        -------------------------------------------------
                                             $    30,053
        -------------------------------------------------

    Directors                               Legal Counsel

    Steven E. Balog(2)                   Burnet, Duckworth and Palmer LLP
    Gary F. Bourgeois
    Kelly I. Drader                      Abbreviations
    Robert B. Hodgins(1)
    John A. Howard(2)                    bbls - barrels
    Andy J. Mah                          bbls/d - barrels per day
    Ronald A. McIntosh(1)(2)             boe - barrels of oil equivalent
    Sheila H. O'Brien(3)                 (6 mcf (equal sign) 1 bbl)
    Carol D. Pennycook(1)(3)             boe/d - barrels of oil equivalent
    Steven B. Sharpe(3)                  per day
    Rodger A. Tourigny(1)(3)             mcf - thousand cubic feet
    (1) Member of Audit Committee        mcf/d - thousand cubic feet per day
    (2) Member of Reserve Evaluation     mmcf - million cubic feet
        Committee                        mmcf/d - million cubic feet per day
    (3) Member of Human Resources,       gj - gigajoules
        Compensation & Corporate         NGLs - natural gas liquids
        Governance Committee             WTI - West Texas Intermediate
                                         TM - denotes trademark of Canaccord
    Officers                                  Capital Corporation

    Kelly I. Drader, CEO
    Andy J. Mah, President and COO       Corporate Offices
    Patrick J. Cairns, Senior Vice
    President                            Petro-Canada Centre
    Gary F. Bourgeois, Vice President,   Suite 3100,
    Corporate Development                150 - 6 Avenue SW
    Peter A. Hanrahan, Vice President,   Calgary, Alberta T2P 3Y7
    Finance & CFO                        (403) 261-8810
    David Cronkhite, Vice President,
    Operations                           800, 2 St. Clair Avenue East
    Weldon M. Kary, Vice President,      Toronto, Ontario M4T 2T5
    Geosciences and Land                 (416) 945-6636
    Neil Bokenfohr, Vice President,
    Exploitation                         Transfer Agent

    Corporate Secretary                  Computershare Trust Company of
                                         Canada
    Jay P. Reid, Partner
    Burnet, Duckworth and Palmer LLP     Contact Us

    Operating Company                    Toll free: 1-866-393-0393
                                         Visit our website at
    Advantage Oil & Gas Ltd.             www.advantageincome.com

    Auditors                             Toronto Stock Exchange Trading
                                         Symbols
    PricewaterhouseCoopers LLP
                                         Trust Units: AVN.UN
    Bankers                              10% Convertible Debentures: AVN.DB
                                         9% Convertible Debentures: AVN.DBA
    The Bank of Nova Scotia              8.25% Convertible Debentures:
    National Bank of Canada              AVN.DBB
    Bank of Montreal                     7.5% Convertible Debentures: AVN.DBC
    Royal Bank of Canada                 7.75% Convertible Debentures:
    Canadian Imperial Bank of Commerce   AVN.DBD
    Union Bank of California,            6.50% Convertible Debentures:
    Canada Branch                        AVN.DBE
    Societe Generale, Canada Branch      8.75% Convertible Debentures:
    Alberta Treasury Branches            AVN.DBF
                                         8% Convertible Debentures: AVN.DBG
    Independent Reserve Evaluators
                                         New York Stock Exchange Trading
    Sproule Associates Limited           Symbol

                                         Trust Units: AAV

    >>

    %SEDAR: 00016522E          %CIK: 0001259995

    /For further information: Toll free: 1-866-393-0393; Visit our website at
www.advantageincome.com/
    (AAV AVN.UN.)

CO:  Advantage Energy Income Fund

CNW 02:33e 13-NOV-07